UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 12, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2010 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS



Report
for the quarter and six months ended 30 June 2010

Group results for the quarter….

❖ Adjusted headline earnings more than doubled to $129m, or 35 US cents per share arising from the higher production and gold price.

❖ Production of 1.126Moz at a total cash cost of $617/oz; significant improvements on market guidance.

❖ Production gains 4% on higher volumes from South Africa and Americas regions.

❖ Hedge book declines by 330,000oz to 3.22Moz, now less than three quarters' production.

❖ Uranium production jumps 24% to 387,000lbs on improved recoveries.

❖ CC&V, Geita and South African operations continue strong turnaround success.

❖ Promising initial results received from exploration drilling on Baffin Island in Canada.

❖ Tropicana regional exploration yields significant results, feasibility study on track for completion in third quarter.

❖ Kibali and Mongbwalu project studies in the DRC, progressing to schedule.

❖ Interim dividend declared of 65 South African cents per share or 9 US cents per ADS.

Events post quarter-end…

❖ Tau Lekoa sale to Simmer & Jack Mines Limited concluded on 1 August 2010.

❖ Drilling set to restart on La Colosa in Colombia.

❖ AngloGold Ashanti assumes 51% of Gramalote project in Colombia.

		Quarter ended Jun 2010	Quarter ended Mar 2010	Six months ended Jun 2010	ended Jun 2009	Quarter ended Jun 2010	Quarter ended Mar 2010	Six months ended Jun 2010	ended Jun 2009
		SA rand / Metric				**US dollar / Imperial**			
Operating review									
Gold									
Produced	- kg / oz (000)	**35,011**	33,574	68,586	69,356	**1,126**	1,079	2,205	2,230
Price received [1]	- R/kg / $/oz	**265,806**	244,873	255,564	256,862	**1,095**	1,015	1,056	878
Total cash costs	- R/kg / $/oz	**149,365**	149,431	149,397	134,681	**617**	619	618	458
Total production costs	- R/kg / $/oz	**183,891**	190,374	187,065	171,229	**759**	789	774	583
Financial review									
Adjusted gross profit [2]	- Rm / $m	**2,723**	1,638	4,360	5,275	**359**	218	578	584
(Loss) profit attributable to equity shareholders	- Rm / $m	**(1,360)**	1,150	(210)	2,305	**(187)**	157	(30)	299
	- cents/share	**(371)**	313	(57)	643	**(51)**	43	(8)	83
Adjusted headline earnings [3]	- Rm / $m	**980**	463	1,442	2,840	**129**	61	190	317
	- cents/share	**267**	126	393	792	**35**	17	52	88
Cash flow from operating activities	- Rm / $m	**2,963**	1,326	4,289	4,301	**386**	179	566	498
Capital expenditure	- Rm / $m	**1,703**	1,283	2,986	4,608	**226**	171	397	502

Notes:
1. *Refer to note C "Non-GAAP disclosure" for the definition.*
2. *Refer to note B "Non-GAAP disclosure" for the definition.*
3. *Refer to note A "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.

Rounding of figures may result in computational discrepancies.

ANGLOGOLD ASHANTI

Quarter 2 2010

Operations **at a glance**

for the quarter ended 30 June 2010

	Production		Total cash costs		Adjusted gross profit (loss) [1]	
	oz (000)	% Variance [2]	$/oz	% Variance [2]	$m	$m Variance [2]
SOUTH AFRICA	**447**	16	**560**	(11)	**154**	103
Great Noligwa	**34**	17	**829**	(12)	**2**	10
Kopanang	**78**	11	**542**	(7)	**24**	13
Moab Khotsong	**70**	11	**557**	(3)	**13**	12
Tau Lekoa	**27**	-	**927**	3	**4**	2
Mponeng	**136**	18	**408**	(7)	**77**	32
Savuka	**2**	100	**(116)**	(102)	**2**	13
TauTona	**62**	41	**682**	(12)	**9**	13
Surface Operations	**40**	18	**478**	(8)	**22**	7
CONTINENTAL AFRICA	**371**	(1)	**702**	11	**102**	(2)
Ghana						
Iduapriem	**50**	150	**622**	(21)	**14**	12
Obuasi	**77**	(21)	**717**	28	**16**	(14)
Guinea						
Siguiri - Attributable 85%	**68**	(7)	**623**	10	**25**	-
Mali						
Morila - Attributable 40% [3]	**23**	(8)	**696**	12	**11**	-
Sadiola - Attributable 41% [3]	**29**	(3)	**631**	11	**15**	-
Yatela - Attributable 40% [3]	**14**	(48)	**721**	52	**7**	(9)
Namibia						
Navachab	**18**	-	**735**	12	**5**	1
Tanzania						
Geita	**90**	7	**833**	1	**2**	1
Non-controlling interests, exploration and other					**7**	8
AUSTRALASIA	**87**	(24)	**1,063**	14	**-**	3
Australia						
Sunrise Dam	**87**	(24)	**1,028**	14	**4**	3
Exploration and other					**(3)**	1
AMERICAS	**221**	7	**416**	-	**126**	23
Argentina						
Cerro Vanguardia - Attributable 92.50%	**48**	2	**345**	(12)	**30**	11
Brazil						
AngloGold Ashanti Brasil Mineração	**78**	(5)	**381**	3	**41**	2
Serra Grande - Attributable 50%	**18**	(10)	**502**	11	**6**	(2)
United States of America						
Cripple Creek & Victor	**77**	33	**465**	(4)	**38**	11
Non-controlling interests, exploration and other					**10**	(1)
OTHER					**11**	6
Sub-total	**1,126**	4	**617**	-	**393**	133
Equity accounted investments included above					**(34)**	8
AngloGold Ashanti					**359**	141

[1] Refer to note B "Non-GAAP disclosure" for the definition.   [3] Equity accounted joint ventures.

[2] Variance June 2010 quarter on March 2010 quarter - increase (decrease).

Rounding of figures may result in computational discrepancies.

Financial and **Operating Report**

OVERVIEW FOR THE QUARTER

OPERATING RESULTS FOR THE QUARTER

Production and total cash costs for the three months to 30 June were both better than the guidance set by the company. Production rose 4% to 1.126Moz from the previous quarter, while total cash costs were largely unchanged at $617/oz. The improved performance was attributable to the recovery in production in South Africa and Iduapriem in Ghana, the continued turnaround at Cripple Creek & Victor in the US and Geita in Tanzania, as well as a strong operating performance from Cerro Vanguardia in Argentina.

Guidance for the second quarter was 1.079Moz at a total cash cost of $650/oz and an exchange rate of R7.40/$.

SAFETY

Tragically, eight fatal injuries were recorded during the quarter after five colleagues lost their lives at the South African operations, two in Tanzania and another in the Democratic Republic of the Congo. AngloGold Ashanti's senior management recommitted to the company's goal of achieving 'zero harm' across its operations, with the launch of its Safety Transformation Blueprint. This new strategy, to achieve the next quantum improvement in safety, will be incorporated into the Project ONE operating model. The downward trend observed in the Lost Time Injury Frequency Rate (LTIFR) during preceding years continued into the second quarter, improving by 12% to 6.17 per million hours worked. An analysis of injury reports show a proliferation of incidents between midnight and the end of the night shift, when the human body is most susceptible to fatigue. Work is currently underway to mitigate this risks in the workplace. Siguiri, Yatela, Sadiola and Navachab remained free of lost time injuries during the period under review.

OPERATING REVIEW

The **South African** operations produced 447,000oz at a total cash cost of $560/oz in the second quarter of 2010, compared with 384,000oz at a total cash cost of $626/oz the previous quarter. Strong volume gains and grade improvement across each of the core operations contributed to the better performance as the new management team implemented its turnaround strategy. At the **Vaal River** operations, Great Noligwa showed a 17% improvement in production to 34,000oz and a drop in total cash costs to $829/oz as the strategy of improving productivity rates to return the mine to profitability continued. Kopanang and Moab Khotsong were both beneficiaries of higher grades mined and registered 11% production gains to 78,000oz at $542/oz and 70,000oz at $557/oz respectively. The surface operations also improved yields amid a rise in volumes treated, resulting in a 18% jump in output to 40,000oz and a 8% reduction in total cash costs to $478/oz. Improved recoveries helped the company achieve a 24% rise in uranium production to 387,000lb. At the **West Wits** operations, higher yield and a better mine call factor at the flagship Mponeng operation led to an 18% increase in production to 136,000oz, while total cash costs improved by 7% to $408/oz. The resumption of normal operations at TauTona, following the halt for an infrastructure inspection, led to a 41% rise in production to 62,000oz at a total cash cost of $682/oz. Production at Savuka remained constrained at 2,000oz as rehabilitation work continued slower than anticipated. Options are continually being reviewed for this asset going forward.

Continental Africa's production declined marginally to 371,000oz at a total cash cost of $702/oz, from 374,000oz at $630/oz in the previous quarter. The principal reason for the drop was the lower production from Obuasi, where – as stated earlier this year – steps were taken to improve water treatment, resulting in a 21% decline in output to 77,000oz and a 28% rise in costs to $717/oz. Iduapriem's production rebounded and costs improved after a shutdown for much of the preceding quarter for improvements to tailings storage. Grade declines impacted production at Yatela and Morila in Mali and Siguiri in Guinea, though this was partly offset at the latter by higher volumes. The turnaround at Geita, in Tanzania, continued despite stoppages related to the collision of two mining trucks during the quarter, with a 7% gain in production to 90,000oz and total cash costs little changed at $833/oz.

Australia's production declined to 87,000oz at $1,063/oz, from 114,000oz at $931/oz the previous quarter. The decline in production from Sunrise Dam was in line with the plan. The total cash cost figure at the operation included $326/oz non-cash charge for deferred stripping.

The **Americas** production increased to 221,000oz at a total cash cost of $416/oz, from 207,000oz at $416/oz the previous quarter. The chief contributor to improved production was Cripple Creek & Victor, where the strategy of stacking higher grade ore closer to the pad liner helped realise a 33% increase in output to 77,000oz, along with a 4% drop in total cash costs to $465/oz. Higher by-product credits at Cerro Vanguardia, where silver production rose 5%, helped the mine achieve a 12% drop in total cash costs to $345/oz, the lowest in the group. Gold production at the mine rose 2% to 48,000oz. In Brazil, lower grades and the annual maintenance shutdown of the acid plant caused a 5% drop in production at AngloGold Ashanti Brasil Mineração to 78,000oz. The total cash cost increase was well contained at 3% to $381/oz, despite higher power and maintenance service expenses. Serra Grande's production slipped by 10% to 18,000oz due to lower grades.

FINANCIAL AND CORPORATE REVIEW

Adjusted headline earnings more than doubled to $129m, or 35 US cents per share, from $61m, or 17 US cents the previous quarter. This increase was due largely to the increased production and strong cost control, as well as an increase in the received price. An interim dividend of 65 South African cents per share has been declared, an 8% increase on last year's interim dividend.

The average gold price received during the quarter rose 8% to $1,095/oz. This represents an 8.6% discount to the average spot price over the period of $1,198/oz, within the guided range of 8% to 10%. The company's overall hedge commitments reduced by 330,000oz to 3.22Moz, which is less than three quarters' production at current rates.

The company continued to improve the strength of its balance sheet given the increase in operating cash flow and the two-part, $2bn debt package finalised in May which comprised a renewed revolving credit facility of $1bn as well as a $300m 30-year bond and a $700m 10-year bond. Net debt declined by 10% to $834m, while the ratio of net debt to EBITDA (earnings before interest, tax and depreciation) was 0.5 times.

The company recorded a loss attributable to equity shareholders of $187m compared with a profit of $157m the previous quarter. The June quarter includes unrealised losses on non-hedge derivatives of $380m pre-tax compared with a profit of $82m pre-tax the previous quarter.

PROJECTS

AngloGold Ashanti incurred capital expenditure of $226m during the quarter, of which $64m was spent on growth projects. Of the growth-related capital, $33m was spent in the Americas, $20m in Continental Africa, $9m in South Africa and $3m in Australasia.

The feasibility study at the **Tropicana Gold Project**, 330km east-northeast of Kalgoorlie in Western Australia, is nearing completion. AngloGold Ashanti is the manager of the project and owns a 70% stake, while Independence Group NL owns the balance. Finalisation of capital and operating costs are in progress and development of the implementation schedule and construction contracting strategies are underway. The study is scheduled for completion by the fourth quarter, when the partners will make a development decision. In July, the Western Australia Environmental Protection Agency (EPA) released its report and recommendation on the project and it is anticipated that the State and Federal Ministers will announce their decision by year-end. Should the necessary regulatory and board approvals be obtained by year-end, construction will start in early 2011, with gold production to begin in the first half of 2013.

Scoping studies will be completed in the second half of the year at both Havana Deeps deposit and at the Boston Shaker discovery, about 500m northeast of Tropicana. Boston Shaker has now been defined over a 700m strike length and is open down dip. It is expected that this work will add to resources in the second half of 2010. (Refer exploration section of report for additional detail on drilling results for the Tropicana district).

Detailed engineering on the **Córrego do Sítio Project** in Brazil commenced immediately after the project was approved in May. Underground development by AngloGold Ashanti's in-house teams is progressing to schedule and environmental licenses have been obtained for the crushing plant, ore storage facility, the second portal and effluent treatment. The contract to refurbish and upgrade the São Bento plant is currently in AngloGold Ashanti's procurement process, while the contracts for the design and manufacture of the autoclaves have been awarded.

Randgold Resources has announced their decision to accelerate the proposed start to the development of the **Kibali Project**, located in the northeast Democratic Republic of the Congo. Pre-construction preparations have run ahead of plan given positive interaction with local communities and rapid development of associated infrastructure, allowing the partners to bring the start of construction forward by six months to mid-2011. The project is on track to pour its first gold in January 2014. An updated feasibility study, which will optimise the mining plan and the size of the plant, is on track for completion by the end of this year. Randgold, the operator of Kibali, and AngloGold Ashanti each have an effective 45% stake in the project, while OKIMO holds the balance. (Refer exploration section for an update on exploration at **Mongbwalu**).

EXPLORATION

Total exploration expenditure during the second quarter, inclusive of expenditure at equity accounted joint ventures, was $72m ($26m on brownfields, $26m on greenfields and $20m on pre-feasibility studies), compared with $48m the previous quarter ($17m on brownfields, $17m on greenfields and $14m on pre-feasibility studies). The following are highlights from the company's greenfields exploration activities during the quarter. More detail on the brownfields programme can be seen at www.anglogoldashanti.com.

About 82,500m of greenfields exploration drilling was completed at priority sites and used to delineate new targets in Australia, Canada, Guinea and the Solomon Islands. This was more than double the amount drilled the previous quarter. Expenditure rose 53% to $26m.

In *Australasia*, scoping level economic studies will be completed on the Boston Shaker and Havana Deeps resource additions during the second half of the year. Significant gold results at the Boston Shaker deposit, about 500m northeast of the Tropicana resource, included 32m @ 3.71g/t Au from 181m, 5m @ 3.5g/t Au from 61m and 9m @ 7.44g/t Au from 51m. The Havana Deeps prospect represents the potential higher-grade underground extension of the Havana open-pit ore body. Exploration of this zone will complement the Tropicana feasibility study. Havana deeps drilling results included 11m @ 3.77g/t Au from 477m, 14m @ 5.84g/t Au from 558m, 14m @ 4.75g/t Au from 663m and 14m @ 4.19g/t Au from 387m. Significant results were also returned from aircore drilling of several regional prospects including Black Dragon, 25km northwest of Tropicana, with gold results up to 8m @ 0.73g/t Au and from Voodoo Child, 50km north of Tropicana, including 12m @ 2.5g/t Au from 1m and 26m @ 0.68g/t Au from 11m.

In the *Americas*, where the company has more than 60,000km^2 of exploration tenements in some of the most prospective gold belts, early stage exploration took place in Colombia, Brazil, Argentina, the US and Canada.

Diamond drilling at the Malrok prospect, on the Baffin Island Gold Project JV with Commander Resources in Canada, encountered thick intersections of altered and structurally complex iron formation units in a number of holes drilled down-plunge and down-dip from gold-bearing iron formation intercepts drilled in 2004. At least three separate iron formations, including one previously undiscovered – were intersected during a 3,300m drilling campaign. The gold-bearing iron formations at Malrok consist of iron-rich silicates with pyrrhotite, arsenopyrite and erratically distributed fine grains of free gold. Drilling also commenced 40km east of Malrok at the Kanosak prospect, a 300m-wide, 3.5km-long trend consisting of gold-bearing quartz veins and alteration open to extension. Channel sampling over the past two years have confirmed that gold values occur in quartz-arsenopyrite veins, the arsenopyrite bearing host sedimentary rocks and localised shear zones. Previously reported results included gold values of up to 9.32g/t Au over 5.87m and 91.06g/t Au over 1.6m.

Regional exploration work in Colombia was also undertaken during the period and included mapping and sampling in the La Colosa regional project area of approximately 600km^2, the southern Cajamarca region and the La Llanada region.

In *Continental Africa*, AngloGold Ashanti, in partnership with OKIMO (13.78%), is scheduled to complete a feasibility study by the first quarter of next year on the 2.93Moz Mongbwalu project in the Democratic Republic of the Congo. A 20,000m combined drilling programme is currently underway over Mongbwalu-Adidi and a further 5,000m programme is planned for early phase drill-testing of regional targets in the third quarter. Other regional work is ongoing and 5,886km^2 of exploration licenses previously held by OKIMO, are being transferred to this joint venture. Additional exploration took place on blocks 2,3 and 4 in Guinea, as well as with joint venture partners in Gabon and Tanzania.

In the **Middle East & North Africa**, AngloGold Ashanti's exploration and related activities were conducted through the Strategic Alliance with Thani Investments LLC and included Phase 2 sampling and mapping in Egypt. At the Hodine concession, the Hutite orogenic gold prospect has been mapped and sampled in detail. Encouraging results were received and drilling is scheduled to commence in the third quarter. In Eritrea, where two exploration licences totalling 1,870km^2 were granted to the alliance, exploration will begin in the third quarter. Project generation has actively taken place elsewhere in the region, including Saudi Arabia.

OUTLOOK

AngloGold Ashanti's production and total cash cost guidance for the full year 2010 remains unchanged at 4.5Moz to 4.7Moz at a total cash cost of $590/oz to $615/oz. This assumes an average exchange rate of R7.70/$ and an oil price of $75/barrel.

Third quarter production is expected to be 1.150Moz at a total cash cost of $645/oz, assuming an exchange rate of R7.55/$. This reflects the impact of the winter power tariff and mid-year wage increases in South Africa.

Notes:

- All references to price received include realised non-hedge derivatives.
- All references to adjusted gross profit (loss) refers to gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts and excludes hedge buy-back costs.
- In the case of joint venture and operations with non-controlling interests, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.

Review of the Gold Market

GOLD PRICE MOVEMENT AND INVESTMENT MARKETS

Gold price data

The gold price averaged $1,198/oz during the quarter, 8% more than during the previous three-month period amid a continued backdrop of heightened sovereign-debt risk in Europe, with successive debt downgrades in Greece and Portugal. As this contagion spread across Mediterranean countries, the equity markets dropped and the euro traded sharply lower versus the dollar. Risk aversion in the broader market sent bullion to a record $1,265/oz on 21 June and also to new highs in euro and Brazilian real, highlighting the metal's safe haven qualities across several regions.

Investment

While the rate of inflows into exchange traded funds moderated year-on-year, the 10 major ETFs still grew from 57Moz at the start of the quarter to a high of 65Moz. ETF gold holdings now represent almost 80% of annual gold production. Net long positions on the Comex peaked at 34Moz, a level last seen during the fourth quarter of 2009.

The sovereign debt crisis underpinned investment demand in the US. During the quarter, 191t were added to the GLD ETF and 13.4m contracts were added to COMEX, 15% more than the previous quarter. American Eagles registered sales of 12.5t during the quarter, up from 8.4t the previous period. Gold investment in the Middle East market did not experience a particularly notable second quarter on the back of a reasonable first quarter.

Medallion and bar sales rose strongly in India, with anecdotal evidence suggesting that, unlike the jewellery sector, investors showed robust demand even as the price rose. This was further evidenced in large-scale registrations for Jewellery Savings Schemes. Investment demand in China jumped by half year-on-year and accounted for as much as 40% of the total gold off-take of about 200t during the quarter. This was nearly equivalent to all of last year's investment-related purchases amid continued declines in the country's stock market and regulatory changes that have made property speculation more onerous.

Official sector

With three months remaining in the third Central Bank Sales Agreement, only 39t of the 400t quota have been sold, comprised of sales by the International Monetary Fund. The World Gold Council reports that official sector gold holdings increased by 272t in the first quarter of 2010, with 180t from a revision of Saudi Arabia's gold holdings and the balance of 92t, which has been accumulated by the official sector during the first quarter of the year.

Jewellery

In India the second quarter witnessed strong demand in the period leading up to the Akshaya Thritiya festival in mid-May. Across India the festivities started with the Baisakhi Vishu and the Bengali New Year festivities, which run from mid-April. Most jewellers reported higher Akshaya Thritiya sales in volume terms when compared to the same period last year. June is traditionally the annual off-peak season for the Indian market and this year is no different with demand slowing.

The increasing gold price took its toll on jewellery demand in India, with the average price 5% higher in rupee terms. Consumer sentiment remained sluggish during the off-peak season amid high price levels, relative volatility and the high rate of inflation. Demand is expected to recover during the festive season from August until November, which features Diwali-Dhanteras. Jewellery sales in China showed single-digit percentage increase during the quarter, which is traditionally a weak sales period in the country. China's consumers appeared to have adjusted to the new price floor around $1,200/oz, but retailers and manufacturers remained more circumspect than during the first quarter. Consumers in the US, however, suffered `sticker shock' at the higher prices and retailers continued to hold smaller inventories.

Hedge position

As at 30 June 2010, AngloGold Ashanti had the following total outstanding commitments against future production. The total ounces committed on this date was 3.22Moz or 100t (as at 31 March 2010: 3.55Moz or 110t) and the total net delta tonnage of the hedge on this date was 3.06Moz or 95t (at 31 March 2010: 3.35Moz or 104t).

The marked-to-market value of all hedge transactions making up the hedge positions in the table below was a negative $2.41bn (negative R18.40bn) as at 30 June 2010 (at 31 March 2010; negative $2.07bn – negative R15.09bn). The value was based on a gold price of $1,240.6/oz, exchange rates of R7.63/$ and A$/$0.8362 and the prevailing market interest rates and volatilities at the time.

As at 10 August 2010, the marked-to-market value of the hedge book was a negative $2.16bn (negative R15.61bn), based on a gold price of $1,197.3/oz and exchange rates of R7.23/$ and A$/$0.9132 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

The following table indicates the group's **commodity hedge position** at 30 June 2010:

	Year	2010	2011	2012	2013	2014	2015	Total
US DOLLAR/GOLD								
Forward contracts	Amount (oz)	* (538,542)	60,000	122,500	119,500	91,500		* (145,042)
	US$/oz	*$1,128	$227	$418	$477	$510		* $3,025
Put options sold	Amount (oz)	177,930	148,000	85,500	60,500	60,500		532,430
	US$/oz	$938	$623	$538	$440	$450		$674
Call options sold	Amount (oz)	492,340	776,800	811,420	574,120	680,470	29,000	3,364,150
	US$/oz	$588	$554	$635	$601	$604	$670	$598
RAND/GOLD								
Forward contracts	Amount (oz)	*(20,000)						*(20,000)
	ZAR/oz	*R7,064						*R7,064
Put options sold	Amount (oz)	20,000						20,000
	ZAR/oz	R7,525						R7,525
Call options sold	Amount (oz)	20,000						20,000
	ZAR/oz	R8,350						R8,350
** Total net gold:	Delta (oz)	61,073	(820,484)	(888,798)	(661,884)	(726,053)	(26,462)	(3,062,608)
	Committed (oz)	46,202	(836,800)	(933,920)	(693,620)	(771,970)	(29,000)	(3,219,108)

The following table indicates the group's **currency hedge position** at 30 June 2010:

	Year	2010	2011	2012	2013	2014	2015	Total
RAND DOLLAR								
Call options sold	Amount ($000)	20,000						20,000
	US$/R	R8,08						R8,08
A DOLLAR								
Put options purchased	Amount ($000)	20,000						20,000
	A$/US$	$0,82						$0,82
Put options sold	Amount ($000)	20,000						20,000
	A$/US$	$0,86						$0,86
Call options sold	Amount ($000)	20,000						20,000
	A$/US$	$0,79						$0,79

*   Represents a net long gold position and net short US Dollars and Rands resulting from both forward sales and purchases for the period.
** The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes options formula with the ruling market prices, interest rates and volatilities as at 30 June 2010.

Fair value of derivative analysis by accounting designation at 30 June 2010:

Figures in millions	Non-hedge accounted Total
	US Dollar
Commodity option contracts	(2,179)
Forward sale commodity contracts	(246)
Total hedging contracts	**(2,425)**
Embedded derivatives	(1)
Warrants on shares	2
Option component of convertible bond	(111)
Total derivatives	**(2,535)**
Credit risk adjustment	**(106)**
Total derivatives - before credit risk adjustment	**(2,641)**

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended June 2010 Unaudited	Quarter ended March 2010 Unaudited	Quarter ended June 2009 Unaudited	Six months ended June 2010 Unaudited	Six months ended June 2009 Unaudited
Revenue	2	**9,918**	8,453	6,817	18,371	13,641
Gold income		**9,625**	8,222	6,481	17,847	12,999
Cost of sales	3	**(6,099)**	(6,060)	(5,212)	(12,159)	(10,833)
(Loss) gain on non-hedge derivatives and other commodity contracts	4	**(3,625)**	59	1,783	(3,566)	1,987
Gross (loss) profit		**(99)**	2,221	3,051	2,122	4,153
Corporate administration and other expenses		**(371)**	(282)	(300)	(653)	(651)
Market development costs		**(21)**	(19)	(25)	(41)	(52)
Exploration costs		**(391)**	(277)	(243)	(668)	(465)
Other operating expenses	5	**(15)**	(56)	(51)	(71)	(102)
Operating special items	6	**(89)**	(174)	739	(262)	679
Operating (loss) profit		**(986)**	1,413	3,171	427	3,562
Interest received		**70**	65	92	134	190
Exchange (loss) gain		**(1)**	38	285	36	301
Fair value adjustment on option component of convertible bond		**129**	356	(123)	485	(123)
Finance costs and unwinding of obligations	7	**(323)**	(239)	(322)	(561)	(573)
Share of equity accounted investments' profit		**89**	163	160	253	383
(Loss) profit before taxation		**(1,022)**	1,796	3,263	774	3,739
Taxation	8	**(264)**	(558)	(915)	(822)	(1,299)
(Loss) profit for the period		**(1,286)**	1,238	2,348	(48)	2,440
Allocated as follows:						
Equity shareholders		**(1,360)**	1,150	2,304	(210)	2,305
Non-controlling interests		**74**	88	44	162	135
		(1,286)	1,238	2,348	(48)	2,440
Basic (loss) profit per ordinary share (cents) [1]		**(371)**	313	642	(57)	643
Diluted (loss) profit per ordinary share (cents) [2]		**(371)**	313	641	(57)	641

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended June 2010 Unaudited	Quarter ended March 2010 Unaudited	Quarter ended June 2009 Unaudited	Six months ended June 2010 Unaudited	Six months ended June 2009 Unaudited
Revenue	2	**1,314**	1,126	814	2,440	1,503
Gold income		**1,275**	1,095	773	2,370	1,431
Cost of sales	3	**(810)**	(807)	(617)	(1,617)	(1,185)
(Loss) gain on non-hedge derivatives and other commodity contracts	4	**(486)**	13	231	(473)	252
Gross (loss) profit		**(21)**	301	387	280	498
Corporate administration and other expenses		**(49)**	(37)	(36)	(86)	(71)
Market development costs		**(2)**	(3)	(3)	(5)	(6)
Exploration costs		**(52)**	(37)	(29)	(89)	(51)
Other operating expenses	5	**(2)**	(8)	(6)	(10)	(11)
Operating special items	6	**(12)**	(23)	92	(35)	86
Operating (loss) profit		**(138)**	193	406	55	445
Interest received		**9**	9	11	18	21
Exchange gain		**-**	4	36	5	38
Fair value adjustment on option component of convertible bond		**17**	48	(15)	64	(15)
Finance costs and unwinding of obligations	7	**(43)**	(32)	(39)	(75)	(64)
Share of equity accounted investments' profit		**11**	22	19	33	41
(Loss) profit before taxation		**(144)**	244	418	100	465
Taxation	8	**(33)**	(76)	(113)	(109)	(152)
(Loss) profit for the period		**(177)**	168	305	(9)	313
Allocated as follows:						
Equity shareholders		**(187)**	157	299	(30)	299
Non-controlling interests		**10**	11	5	21	14
		(177)	168	305	(9)	313
Basic (loss) profit per ordinary share (cents) [1]		**(51)**	43	83	(8)	83
Diluted (loss) profit per ordinary share (cents) [2]		**(51)**	43	83	(8)	83

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

SA Rand million	Quarter ended June 2010 Unaudited	Quarter ended March 2010 Unaudited	Quarter ended June 2009 Unaudited	Six months ended June 2010 Unaudited	Six months ended June 2009 Unaudited
(Loss) profit for the period	**(1,286)**	1,238	2,348	(48)	2,440
Exchange differences on translation of foreign operations	**373**	(280)	(2,518)	93	(2,352)
Share of equity accounted investments' other comprehensive income	**(4)**	-	-	(4)	-
Net gain (loss) on cash flow hedges	**1**	(1)	321	-	150
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	279	322	279	852
Hedge ineffectiveness on cash flow hedges	**-**	-	7	-	43
Realised gains on hedges of capital items	**1**	1	36	2	21
Deferred taxation thereon	**-**	(98)	(176)	(98)	(267)
	2	181	510	183	799
Net gain (loss) on available for sale financial assets	**144**	(45)	(47)	99	36
Release on disposal of available for sale financial assets	**(41)**	-	-	(41)	-
Deferred taxation thereon	**12**	1	(1)	13	(4)
	115	(44)	(48)	71	32
Other comprehensive income (expense) for the period net of tax	**486**	(143)	(2,056)	343	(1,521)
Total comprehensive (expense) income for the period net of tax	**(800)**	1,095	292	295	919
Allocated as follows:					
Equity shareholders	**(874)**	1,007	244	133	774
Non-controlling interests	**74**	88	48	162	145
	(800)	1,095	292	295	919

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

US Dollar million	Quarter ended June 2010 Unaudited	Quarter ended March 2010 Unaudited	Quarter ended June 2009 Unaudited	Six months ended June 2010 Unaudited	Six months ended June 2009 Unaudited
(Loss) profit for the period	**(177)**	168	305	**(9)**	313
Exchange differences on translation of foreign operations	**(83)**	22	302	**(61)**	288
Share of equity accounted investments' other comprehensive income	**(1)**	-	-	**(1)**	-
Net gain on cash flow hedges	**-**	-	33	**-**	16
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	37	39	**37**	93
Hedge ineffectiveness on cash flow hedges	**-**	-	2	**-**	5
Realised gains on hedges of capital items	**-**	-	4	**-**	2
Deferred taxation thereon	**-**	(13)	(24)	**(13)**	(33)
	-	24	54	**24**	83
Net gain (loss) on available for sale financial assets	**20**	(6)	(4)	**14**	4
Release on disposal of available for sale financial assets	**(6)**	-	-	**(6)**	-
Deferred taxation thereon	**2**	-	-	**2**	-
	16	(6)	(4)	**10**	4
Other comprehensive (expense) income for the period net of tax	**(68)**	40	352	**(28)**	375
Total comprehensive (expense) income for the period net of tax	**(245)**	208	657	**(37)**	688
Allocated as follows:					
Equity shareholders	**(255)**	197	652	**(58)**	673
Non-controlling interests	**10**	11	5	**21**	15
	(245)	208	657	**(37)**	688

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

SA Rand million	Note	As at June 2010 Unaudited	As at March 2010 Unaudited	As at December 2009 Audited	As at June 2009 Unaudited
ASSETS					
Non-current assets					
Tangible assets		**43,625**	42,476	43,263	37,111
Intangible assets		**1,272**	1,309	1,316	1,264
Investments in associates and equity accounted joint ventures		**4,559**	4,795	4,758	1,805
Other investments		**1,512**	1,315	1,302	820
Inventories		**2,422**	2,485	2,508	2,432
Trade and other receivables		**1,022**	867	788	696
Derivatives		**19**	19	40	15
Deferred taxation		**28**	349	451	390
Cash restricted for use		**345**	364	394	377
Other non-current assets		**102**	99	63	31
		54,906	54,078	54,883	44,941
Current assets					
Inventories		**6,061**	5,216	5,102	5,212
Trade and other receivables		**1,595**	1,517	1,419	3,534
Derivatives		**1,148**	1,517	2,450	3,551
Current portion of other non-current assets		**2**	2	3	2
Cash restricted for use		**106**	118	87	110
Cash and cash equivalents		**6,607**	5,346	8,176	17,768
		15,519	13,716	17,237	30,177
Non-current assets held for sale		**653**	665	650	669
		16,172	14,381	17,887	30,846
TOTAL ASSETS		**71,078**	68,459	72,770	75,787
EQUITY AND LIABILITIES					
Share capital and premium	11	**40,057**	39,884	39,834	37,547
Retained earnings and other reserves		**(18,414)**	(17,465)	(18,276)	(13,570)
Non-controlling interests		**939**	956	966	792
Total equity		**22,582**	23,375	22,524	24,768
Non-current liabilities					
Borrowings		**12,556**	4,809	4,862	12,857
Environmental rehabilitation and other provisions		**3,459**	3,383	3,351	3,492
Provision for pension and post-retirement benefits		**1,189**	1,181	1,179	1,279
Trade, other payables and deferred income		**150**	144	108	111
Derivatives		**852**	941	1,310	1,215
Deferred taxation		**5,200**	5,661	5,599	6,032
		23,406	16,119	16,409	24,986
Current liabilities					
Current portion of borrowings		**185**	7,095	9,493	7,846
Trade, other payables and deferred income		**4,065**	3,867	4,332	4,014
Derivatives		**19,646**	16,674	18,770	13,011
Taxation		**1,134**	1,271	1,186	1,098
		25,030	28,907	33,781	25,969
Non-current liabilities held for sale		**60**	58	56	64
		25,090	28,965	33,837	26,033
Total liabilities		**48,496**	45,084	50,246	51,019
TOTAL EQUITY AND LIABILITIES		**71,078**	68,459	72,770	75,787
Net asset value - cents per share		**6,174**	6,386	6,153	6,916

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Note	As at June 2010 Unaudited	As at March 2010 Unaudited	As at December 2009 Audited	As at June 2009 Unaudited
ASSETS					
Non-current assets					
Tangible assets		**5,718**	5,823	5,819	4,813
Intangible assets		**167**	180	177	164
Investments in associates and equity accounted joint ventures		**598**	657	640	234
Other investments		**198**	180	175	106
Inventories		**317**	340	337	315
Trade and other receivables		**134**	119	106	90
Derivatives		**2**	3	5	2
Deferred taxation		**4**	48	61	51
Cash restricted for use		**45**	50	53	49
Other non-current assets		**13**	14	8	4
		7,196	7,414	7,381	5,829
Current assets					
Inventories		**794**	715	686	676
Trade and other receivables		**209**	208	191	458
Derivatives		**150**	208	330	461
Current portion of other non-current assets		**-**	-	-	-
Cash restricted for use		**14**	16	12	14
Cash and cash equivalents		**866**	733	1,100	2,305
		2,033	1,880	2,319	3,914
Non-current assets held for sale		**86**	91	87	87
		2,119	1,971	2,406	4,001
TOTAL ASSETS		**9,315**	9,385	9,787	9,830
EQUITY AND LIABILITIES					
Share capital and premium	11	**5,834**	5,811	5,805	5,508
Retained earnings and other reserves		**(2,998)**	(2,738)	(2,905)	(2,398)
Non-controlling interests		**123**	131	130	103
Total equity		**2,959**	3,204	3,030	3,212
Non-current liabilities					
Borrowings		**1,646**	659	654	1,668
Environmental rehabilitation and other provisions		**453**	464	451	453
Provision for pension and post-retirement benefits		**156**	162	159	166
Trade, other payables and deferred income		**20**	20	14	14
Derivatives		**112**	129	176	158
Deferred taxation		**681**	776	753	782
		3,068	2,210	2,207	3,241
Current liabilities					
Current portion of borrowings		**24**	973	1,277	1,018
Trade, other payables and deferred income		**533**	530	582	521
Derivatives		**2,575**	2,286	2,525	1,687
Taxation		**148**	174	159	142
		3,280	3,963	4,543	3,368
Non-current liabilities held for sale		**8**	8	7	8
		3,288	3,971	4,550	3,376
Total liabilities		**6,356**	6,181	6,757	6,617
TOTAL EQUITY AND LIABILITIES		**9,315**	9,385	9,787	9,830
Net asset value - cents per share		**809**	875	828	897

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

SA Rand million	Quarter ended June 2010 Unaudited	Quarter ended March 2010 Unaudited	Quarter ended June 2009 Unaudited	Six months ended June 2010 Unaudited	Six months ended June 2009 Unaudited
Cash flows from operating activities					
Receipts from customers	**10,030**	8,166	6,928	18,196	13,332
Payments to suppliers and employees	**(6,992)**	(6,640)	(5,135)	(13,632)	(8,861)
Cash generated from operations	**3,038**	1,526	1,793	4,564	4,471
Dividends received from equity accounted investments	**488**	117	421	605	594
Taxation paid	**(563)**	(317)	(340)	(880)	(764)
Net cash inflow from operating activities	**2,963**	1,326	1,874	4,289	4,301
Cash flows from investing activities					
Capital expenditure	**(1,600)**	(1,267)	(2,189)	(2,867)	(4,576)
Proceeds from disposal of tangible assets	**4**	16	7,156	20	7,173
Other investments acquired	**(127)**	(120)	(33)	(248)	(193)
Acquisition of associates and equity accounted joint ventures	**(99)**	(72)	(9)	(171)	(9)
Proceeds on disposal of associate	**-**	4	-	4	-
Loans advanced to associates and equity accounted joint ventures	**(6)**	(17)	-	(23)	-
Loans repaid from associates and equity accounted joint ventures	**-**	-	3	-	3
Proceeds from disposal of investments	**127**	54	60	181	225
Decrease (increase) in cash restricted for use	**36**	(3)	10	33	(94)
Interest received	**56**	59	88	116	186
Loans advanced	**(1)**	(37)	(1)	(37)	(1)
Repayment of loans advanced	**-**	1	1	1	1
Net cash (outflow) inflow from investing activities	**(1,610)**	(1,382)	5,086	(2,991)	2,716
Cash flows from financing activities					
Proceeds from issue of share capital	**26**	3	15	29	130
Share issue expenses	**-**	-	(6)	-	(11)
Proceeds from borrowings	**7,383**	264	7,092	7,647	18,030
Repayment of borrowings	**(7,263)**	(2,642)	(1,003)	(9,905)	(11,138)
Finance costs paid	**(301)**	(76)	(245)	(376)	(655)
Dividends paid	**(182)**	(260)	-	(443)	(178)
Net cash (outflow) inflow from financing activities	**(337)**	(2,711)	5,853	(3,048)	6,178
Net increase (decrease) in cash and cash equivalents	**1,016**	(2,767)	12,813	(1,750)	13,195
Translation	**245**	(63)	(919)	181	(865)
Cash and cash equivalents at beginning of period	**5,346**	8,176	5,874	8,176	5,438
Cash and cash equivalents at end of period	**6,607**	5,346	17,768	6,607	17,768
Cash generated from operations					
(Loss) profit before taxation	**(1,022)**	1,796	3,263	774	3,739
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**2,878**	(672)	(525)	2,206	1,095
Amortisation of tangible assets	**1,173**	1,267	1,095	2,440	2,356
Finance costs and unwinding of obligations	**323**	239	322	561	573
Environmental, rehabilitation and other expenditure	**(18)**	30	(27)	13	(11)
Operating special items	**86**	169	(733)	255	(672)
Amortisation of intangible assets	**4**	4	4	7	10
Deferred stripping	**324**	204	(263)	528	(575)
Fair value adjustment on option component of convertible bond	**(129)**	(356)	123	(485)	123
Interest received	**(70)**	(65)	(92)	(134)	(190)
Share of equity accounted investments' profit	**(89)**	(163)	(160)	(253)	(383)
Other non-cash movements	**9**	21	(285)	31	(202)
Movements in working capital	**(431)**	(948)	(928)	(1,379)	(1,393)
	3,038	1,526	1,793	4,564	4,471
Movements in working capital					
(Increase) decrease in inventories	**(775)**	(97)	1,153	(872)	713
(Increase) decrease in trade and other receivables	**(199)**	(302)	131	(501)	(206)
Increase (decrease) in trade and other payables	**543**	(549)	(2,212)	(6)	(1,899)
	(431)	(948)	(928)	(1,379)	(1,393)

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended June 2010 Unaudited	Quarter ended March 2010 Unaudited	Quarter ended June 2009 Unaudited	Six months ended June 2010 Unaudited	Six months ended June 2009 Unaudited
Cash flows from operating activities					
Receipts from customers	**1,332**	1,086	811	2,418	1,457
Payments to suppliers and employees	**(934)**	(881)	(575)	(1,814)	(953)
Cash generated from operations	**398**	205	236	604	504
Dividends received from equity accounted investments	**63**	16	59	79	77
Taxation paid	**(75)**	(42)	(40)	(117)	(83)
Net cash inflow from operating activities	**386**	179	255	566	498
Cash flows from investing activities					
Capital expenditure	**(212)**	(169)	(257)	(381)	(499)
Proceeds from disposal of tangible assets	**1**	2	893	3	895
Other investments acquired	**(17)**	(16)	(5)	(33)	(21)
Acquisition of associates and equity accounted joint ventures	**(13)**	(10)	(1)	(23)	(1)
Proceeds on disposal of associate	**-**	1	-	1	-
Loans advanced to associates and equity accounted joint ventures	**(1)**	(2)	-	(3)	-
Loans repaid from associates and equity accounted joint ventures	**-**	-	-	-	-
Proceeds from disposal of investments	**17**	7	8	24	25
Decrease (increase) in cash restricted for use	**5**	-	1	4	(9)
Interest received	**7**	8	11	15	20
Loans advanced	**-**	(5)	-	(5)	-
Repayment of loans advanced	**-**	-	-	-	-
Net cash (outflow) inflow from investing activities	**(213)**	(184)	650	(398)	411
Cash flows from financing activities					
Proceeds from issue of share capital	**3**	-	3	4	14
Share issue expenses	**-**	-	(1)	-	(1)
Proceeds from borrowings	**995**	35	856	1,029	1,961
Repayment of borrowings	**(963)**	(352)	(111)	(1,315)	(1,135)
Finance costs paid	**(40)**	(10)	(31)	(50)	(72)
Dividends paid	**(24)**	(35)	-	(59)	(18)
Net cash (outflow) inflow from financing activities	**(29)**	(362)	716	(391)	749
Net increase (decrease) in cash and cash equivalents	**144**	(367)	1,621	(223)	1,658
Translation	**(11)**	-	71	(11)	72
Cash and cash equivalents at beginning of period	**733**	1,100	613	1,100	575
Cash and cash equivalents at end of period	**866**	733	2,305	866	2,305
Cash generated from operations					
(Loss) profit before taxation	**(144)**	244	418	100	465
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**387**	(94)	(81)	293	84
Amortisation of tangible assets	**156**	169	130	324	258
Finance costs and unwinding of obligations	**43**	32	39	75	64
Environmental, rehabilitation and other expenditure	**(2)**	4	(3)	2	(1)
Operating special items	**11**	23	(92)	34	(85)
Amortisation of intangible assets	**-**	-	1	1	1
Deferred stripping	**43**	27	(31)	70	(62)
Fair value adjustment on option component of convertible bond	**(17)**	(48)	15	(64)	15
Interest received	**(9)**	(9)	(11)	(18)	(21)
Share of equity accounted investments' profit	**(11)**	(22)	(19)	(33)	(41)
Other non-cash movements	**1**	3	(36)	4	(28)
Movements in working capital	**(60)**	(124)	(94)	(184)	(144)
	398	205	236	604	504
Movements in working capital					
Increase in inventories	**(55)**	(33)	(74)	(88)	(108)
Increase in trade and other receivables	**(17)**	(45)	(44)	(61)	(76)
Increase (decrease) in trade and other payables	**12**	(46)	24	(35)	41
	(60)	(124)	(94)	(184)	(144)

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

SA Rand million	Share capital & premium	Other capital reserves	Retained earnings	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
Balance at December 2008	37,336	799	(22,765)	(1,008)	(18)	(347)	8,959	22,956	790	23,746
Profit for the period			2,305					2,305	135	2,440
Comprehensive income (expense)				789	32		(2,352)	(1,531)	10	(1,521)
Total comprehensive income (expense)	-	-	2,305	789	32	-	(2,352)	774	145	919
Shares issued	211							211		211
Share-based payment for share awards		70						70		70
Dividends paid			(178)					(178)		(178)
Translation		(11)	127	20	5	2		143	(143)	-
Balance at June 2009	37,547	858	(20,511)	(199)	19	(345)	6,607	23,976	792	24,768
Balance at December 2009	39,834	1,194	(25,739)	(174)	414	(285)	6,314	21,558	966	22,524
(Loss) profit for the period			(210)					(210)	162	(48)
Comprehensive (expense) income		(4)		183	71		93	343		343
Total comprehensive (expense) income	-	(4)	(210)	183	71	-	93	133	162	295
Shares issued	223							223		223
Share-based payment for share awards		4						4		4
Dividends paid			(255)					(255)		(255)
Dividends of subsidiaries								-	(209)	(209)
Transfers to other reserves		26		(26)				-		-
Translation		9	(39)		10			(20)	20	-
Balance at June 2010	40,057	1,229	(26,243)	(17)	495	(285)	6,407	21,643	939	22,582
US Dollar million										
Balance at December 2008	5,485	85	(2,361)	(107)	(2)	(37)	(635)	2,428	83	2,511
Profit for the period			299					299	14	313
Comprehensive income				82	4		288	374	1	375
Total comprehensive income	-	-	299	82	4	-	288	673	15	688
Shares issued	23							23		23
Share-based payment for share awards		8						8		8
Dividends paid			(18)					(18)		(18)
Translation		18	(14)	(1)		(8)		(5)	5	-
Balance at June 2009	5,508	111	(2,094)	(26)	2	(45)	(347)	3,109	103	3,212
Balance at December 2009	5,805	161	(2,744)	(23)	56	(38)	(317)	2,900	130	3,030
(Loss) profit for the period			(30)					(30)	21	(9)
Comprehensive (expense) income		(1)		24	10		(61)	(28)		(28)
Total comprehensive (expense) income	-	(1)	(30)	24	10	-	(61)	(58)	21	(37)
Shares issued	29							29		29
Share-based payment for share awards								-		-
Dividends paid			(35)					(35)		(35)
Dividends of subsidiaries								-	(28)	(28)
Transfers to other reserves		3		(3)				-		-
Translation		(2)	2		(1)	1		-		-
Balance at June 2010	5,834	161	(2,807)	(2)	65	(37)	(378)	2,836	123	2,959

Rounding of figures may result in computational discrepancies.

Segmental reporting

for the quarter and six months ended 30 June 2010

AngloGold Ashanti implemented IFRS 8 "Operating Segments" with effect from 1 January 2009. AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker ("CODM"). As a result of changes in management structure and reporting from 1 January 2010, the CODM has changed its reportable segments. Individual members of the Executive Management team are responsible for geographic regions of the business. Comparative information has been presented on a consistent basis. Navachab which was previously included in Southern Africa now forms part of Continental Africa and North and South America has been combined into Americas. Southern Africa has been renamed to South Africa.

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income										
South Africa	**3,842**	3,083	3,296	6,925	6,186	**509**	410	393	919	684
Continental Africa	**3,378**	3,082	2,591	6,460	4,981	**448**	411	308	858	549
Australasia	**847**	844	(104)	1,691	522	**113**	113	(13)	225	50
Americas	**2,168**	1,879	1,493	4,047	2,858	**287**	250	180	537	318
	10,235	8,888	7,276	19,123	14,547	**1,356**	1,184	867	2,540	1,602
Equity accounted investments included above	**(610)**	(667)	(796)	(1,276)	(1,548)	**(81)**	(89)	(94)	(169)	(170)
	9,625	8,222	6,481	17,847	12,999	**1,275**	1,095	773	2,370	1,431

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gross (loss) profit										
South Africa	**(14)**	797	1,851	783	2,970	**(4)**	108	227	104	340
Continental Africa	**(433)**	815	934	382	805	**(61)**	110	123	50	110
Australasia	**76**	(24)	(233)	53	(192)	**10**	(3)	(29)	7	(25)
Americas	**436**	909	797	1,345	1,147	**56**	122	101	178	136
Corporate and other	**89**	41	55	129	141	**11**	5	7	17	16
	154	2,538	3,404	2,692	4,871	**13**	343	429	356	577
Equity accounted investments included above	**(253)**	(317)	(353)	(570)	(718)	**(34)**	(42)	(42)	(76)	(79)
	(99)	2,221	3,051	2,122	4,153	**(21)**	301	387	280	498

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Adjusted gross profit (loss)										
South Africa	**1,168**	387	1,174	1,555	2,795	**154**	51	142	205	305
Continental Africa	**768**	781	657	1,549	1,275	**102**	104	79	206	142
Australasia	**1**	(25)	234	(24)	330	**-**	(3)	28	(3)	38
Americas	**950**	771	745	1,721	1,451	**126**	103	91	228	162
Corporate and other	**88**	41	54	129	142	**11**	5	7	17	16
	2,975	1,955	2,864	4,930	5,993	**393**	260	347	653	663
Equity accounted investments included above	**(253)**	(317)	(353)	(570)	(718)	**(34)**	(42)	(42)	(76)	(79)
	2,723	1,638	2,511	4,360	5,275	**359**	218	305	578	584

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	kg					oz (000)				
Gold production [1]										
South Africa	**13,919**	11,949	13,601	25,867	27,986	**447**	384	437	832	900
Continental Africa	**11,525**	11,643	12,415	23,168	23,633	**371**	374	399	745	760
Australasia	**2,692**	3,552	2,928	6,244	5,969	**87**	114	94	201	192
Americas	**6,876**	6,431	6,105	13,306	11,768	**221**	207	196	428	378
	35,011	33,574	35,050	68,586	69,356	**1,126**	1,079	1,127	2,205	2,230

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Capital expenditure										
South Africa	**746**	610	763	1,356	1,432	**99**	81	88	180	156
Continental Africa	**377**	204	374	581	774	**50**	27	44	77	84
Australasia	**81**	65	538	146	1,478	**11**	9	66	19	161
Americas	**491**	393	536	884	900	**65**	52	61	117	98
Corporate and other	**8**	11	17	19	24	**1**	2	2	3	3
	1,703	1,283	2,228	2,986	4,608	**226**	171	261	397	502
Equity accounted investments included above	**(102)**	(16)	(38)	(118)	(32)	**(14)**	(2)	(4)	(16)	(3)
	1,600	1,267	2,189	2,867	4,576	**212**	169	257	381	499

	As at Jun 2010	As at Mar 2010	As at Dec 2009	As at Jun 2009	As at Jun 2010	As at Mar 2010	As at Dec 2009	As at Jun 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Total assets								
South Africa	**18,672**	18,176	19,308	19,991	**2,447**	2,492	2,597	2,593
Continental Africa	**29,611**	28,660	29,401	21,412	**3,881**	3,929	3,954	2,777
Australasia	**3,374**	4,208	4,494	12,395	**442**	577	604	1,608
Americas	**14,939**	14,692	14,642	13,322	**1,958**	2,014	1,969	1,728
Corporate and other	**5,033**	3,242	5,493	9,165	**660**	444	740	1,189
	71,629	68,978	73,337	76,285	**9,388**	9,456	9,864	9,894
Equity accounted investments included above	**(551)**	(518)	(567)	(498)	**(72)**	(71)	(77)	(65)
	71,078	68,459	72,770	75,787	**9,315**	9,385	9,787	9,830

[1] Gold production includes equity accounted investments.

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and six months ended 30 June 2010

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2009 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2010, where applicable. Effective 1 January 2010 the Chief Operating Decision Maker changed the reportable segments. Details are included in Segmental reporting.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and six months ended 30 June 2010.

2. Revenue

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income	**9,625**	8,222	6,481	17,847	12,999	**1,275**	1,095	773	2,370	1,431
By-products (note 3)	**223**	166	244	390	452	**29**	22	30	52	51
Interest received	**70**	65	92	134	190	**9**	9	11	18	21
	9,918	8,453	6,817	18,371	13,641	**1,314**	1,126	814	2,440	1,503

3. Cost of sales

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Cash operating costs	**(4,969)**	(4,773)	(4,385)	(9,743)	(9,110)	**(659)**	(636)	(520)	(1,296)	(998)
Insurance reimbursement	**85**	-	-	85	-	**11**	-	-	11	-
By-products revenue (note 2)	**223**	166	244	390	452	**29**	22	30	52	51
	(4,661)	(4,607)	(4,141)	(9,268)	(8,658)	**(619)**	(614)	(490)	(1,233)	(947)
Royalties	**(246)**	(189)	(152)	(435)	(330)	**(32)**	(25)	(18)	(58)	(36)
Other cash costs	**(48)**	(37)	(30)	(85)	(59)	**(7)**	(5)	(4)	(11)	(6)
Total cash costs	**(4,955)**	(4,832)	(4,323)	(9,787)	(9,046)	**(658)**	(644)	(512)	(1,302)	(989)
Retrenchment costs	**(26)**	(52)	(40)	(78)	(55)	**(4)**	(7)	(5)	(10)	(6)
Rehabilitation and other non-cash costs	**(36)**	(86)	(32)	(122)	(91)	**(5)**	(12)	(4)	(16)	(10)
Production costs	**(5,017)**	(4,971)	(4,395)	(9,987)	(9,192)	**(666)**	(663)	(521)	(1,329)	(1,005)
Amortisation of tangible assets	**(1,173)**	(1,267)	(1,095)	(2,440)	(2,356)	**(156)**	(169)	(130)	(324)	(258)
Amortisation of intangible assets	**(4)**	(4)	(4)	(7)	(10)	**-**	-	(1)	(1)	(1)
Total production costs	**(6,193)**	(6,242)	(5,495)	(12,435)	(11,558)	**(822)**	(832)	(652)	(1,654)	(1,264)
Inventory change	**94**	182	282	275	725	**13**	24	34	37	79
	(6,099)	(6,060)	(5,212)	(12,159)	(10,833)	**(810)**	(807)	(617)	(1,617)	(1,185)

4. (Loss) gain on non-hedge derivatives and other commodity contracts

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
(Loss) gain on realised non-hedge derivatives	**(803)**	(524)	1,243	(1,327)	3,109	**(107)**	(69)	149	(176)	338
(Loss) gain on unreaslied non-hedge derivatives	**(2,822)**	583	540	(2,239)	(1,122)	**(380)**	82	82	(297)	(86)
	(3,625)	59	1,783	(3,566)	1,987	**(486)**	13	231	(473)	252

Rounding of figures may result in computational discrepancies.

5. Other operating expenses

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	**(24)**	(24)	(24)	(48)	(48)	**(3)**	(3)	(3)	(7)	(5)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	9	(32)	(24)	(23)	(51)	1	(5)	(3)	(3)	(6)
Miscellaneous	-	-	(3)	-	(3)	-	-	-	-	-
	(15)	(56)	(51)	(71)	(102)	**(2)**	(8)	(6)	(10)	(11)

6. Operating special items

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Indirect tax (expenses) reimbursement	**(35)**	(44)	12	(79)	9	**(6)**	(6)	2	(11)	1
Net impairments of tangible assets (note 9)	**(62)**	(81)	-	(143)	-	**(8)**	(11)	-	(19)	-
Loss on consignment stock	-	-	(116)	-	(116)	-	-	(15)	-	(15)
Impairment of debtors	**(19)**	(33)	(3)	(52)	(66)	**(2)**	(4)	-	(7)	(6)
Contract termination fee at Geita Gold Mine	**(4)**	(5)	-	(8)	-	-	(1)	-	(1)	-
Insurance claim recovery	10	-	7	10	7	1	-	1	1	1
Net (loss) profit on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 9)	**(24)**	(11)	839	(35)	844	**(3)**	(2)	105	(5)	105
Profit on disposal of investment (note 9)	45	-	-	45	-	6	-	-	6	-
	(89)	(174)	739	(262)	679	**(12)**	(23)	92	(35)	86

7. Finance costs and unwinding of obligations

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Finance costs	**(245)**	(142)	(259)	(386)	(442)	**(33)**	(19)	(31)	(52)	(49)
Unwinding obligations, accretion on convertible bond and other discounts	**(78)**	(97)	(63)	(175)	(131)	**(10)**	(13)	(8)	(23)	(15)
	(323)	(239)	(322)	(561)	(573)	**(43)**	(32)	(39)	(75)	(64)

8. Taxation

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
South African taxation										
Mining tax	**(84)**	-	(108)	(84)	(108)	**(11)**	-	(13)	(11)	(13)
Non-mining tax	**(35)**	(95)	(126)	(130)	(156)	**(5)**	(13)	(15)	(17)	(18)
Under provision prior year	**(12)**	(12)	(13)	(23)	(29)	**(2)**	(2)	(2)	(3)	(3)
Deferred taxation:										
Temporary differences	**(122)**	108	12	(14)	(310)	**(15)**	14	2	(1)	(30)
Unrealised non-hedge derivatives and other commodity contracts	420	(160)	(238)	260	(71)	56	(22)	(30)	34	(13)
Change in estimated deferred tax rate	**(22)**	29	-	7	-	**(3)**	4	-	1	-
	146	(130)	(473)	16	(673)	21	(18)	(58)	3	(78)
Foreign taxation										
Normal taxation	**(315)**	(337)	(379)	(652)	(516)	**(42)**	(45)	(46)	(87)	(59)
(Under) over provision prior year	**(60)**	2	(3)	(58)	(14)	**(8)**	-	-	(8)	(1)
Deferred taxation:										
Temporary differences	**(13)**	(92)	(155)	(105)	(203)	**(1)**	(13)	(21)	(14)	(26)
Unrealised non-hedge derivatives and other commodity contracts	**(23)**	-	94	(23)	106	**(3)**	-	12	(3)	13
	(410)	(428)	(442)	(838)	(626)	**(54)**	(58)	(55)	(112)	(74)
	(264)	(558)	(915)	(822)	(1,299)	**(33)**	(76)	(113)	(109)	(152)

Rounding of figures may result in computational discrepancies.

9. Headline (loss) earnings

	Quarter ended Jun 2010 Unaudited	Mar 2010 Unaudited	Jun 2009 Unaudited	Six months ended Jun 2010 Unaudited	Jun 2009 Unaudited	Quarter ended Jun 2010 Unaudited	Mar 2010 Unaudited	Jun 2009 Unaudited	Six months ended Jun 2010 Unaudited	Jun 2009 Unaudited
	SA Rand million					US Dollar million				
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:										
(Loss) profit attributable to equity shareholders	(1,360)	1,150	2,304	(210)	2,305	(187)	157	299	(30)	299
Net impairments of tangible assets (note 6)	62	81	-	143	-	8	11	-	19	-
Net loss (profit) on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 6)	24	11	(839)	35	(844)	3	2	(105)	5	(105)
Insurance claim recovery for infrastructure	-	-	(7)	-	(7)	-	-	(1)	-	(1)
Profit on disposal of investment (note 6)	(45)	-	-	(45)	-	(6)	-	-	(6)	-
Impairment of investment in associates and joint ventures	15	20	3	35	5	2	3	-	5	1
Taxation on items above - current portion	3	-	201	3	205	-	-	26	-	25
Taxation on items above - deferred portion	(14)	(21)	(32)	(35)	(32)	(2)	(3)	(4)	(5)	(4)
	(1,315)	1,241	1,631	(74)	1,631	(181)	169	215	(12)	215
Cents per share [1]										
Headline (loss) earnings	(359)	338	455	(20)	455	(49)	46	60	(3)	60

[1] Calculated on the basic weighted average number of ordinary shares.

10. Number of shares

	Quarter ended Jun 2010 Unaudited	Mar 2010 Unaudited	Jun 2009 Unaudited	Six months ended Jun 2010 Unaudited	Jun 2009 Unaudited
Authorised number of shares:					
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	362,752,860	362,352,345	354,241,602	362,752,860	354,241,602
E ordinary shares in issue	3,005,932	3,709,362	3,879,290	3,005,932	3,879,290
Total ordinary shares:	365,758,792	366,061,707	358,120,892	365,758,792	358,120,892
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896

In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	362,530,946	362,295,477	354,198,056	362,413,862	353,918,523
E ordinary shares	3,235,727	3,734,382	3,896,280	3,483,676	3,918,250
Fully vested options	1,017,064	1,186,849	551,521	1,063,772	670,465
Weighted average number of shares	366,783,737	367,216,708	358,645,857	366,961,310	358,507,238
Dilutive potential of share options	-	733,901	897,098	-	907,306
Diluted number of ordinary shares [1]	366,783,737	367,950,609	359,542,955	366,961,310	359,414,544

[1] The basic and diluted number of ordinary shares is the same for the June 2010 quarter and six months ended June 2010 as the effects of shares for performance related options are anti-dilutive.

11. Share capital and premium

	As at Jun 2010 Unaudited	Mar 2010 Unaudited	Dec 2009 Audited	Jun 2009 Unaudited	As at Jun 2010 Unaudited	Mar 2010 Unaudited	Dec 2009 Audited	Jun 2009 Unaudited
	SA Rand million				US Dollar million			
Balance at beginning of period	40,662	40,662	38,246	38,246	5,935	5,935	5,625	5,625
Ordinary shares issued	210	43	2,438	202	28	5	312	22
E ordinary shares cancelled	(64)	(10)	(22)	(11)	(9)	(1)	(2)	(1)
Sub-total	40,808	40,695	40,662	38,437	5,954	5,939	5,935	5,645
Redeemable preference shares held within the group	(313)	(313)	(313)	(313)	(53)	(53)	(53)	(53)
Ordinary shares held within the group	(199)	(205)	(212)	(263)	(31)	(31)	(32)	(38)
E ordinary shares held within the group	(239)	(293)	(303)	(314)	(36)	(44)	(45)	(46)
Balance at end of period	40,057	39,884	39,834	37,547	5,834	5,811	5,805	5,508

Rounding of figures may result in computational discrepancies.

12. Exchange rates

	Jun 2010 Unaudited	Mar 2010 Unaudited	Dec 2009 Unaudited	Jun 2009 Unaudited
ZAR/USD average for the year to date	7.52	7.50	8.39	9.18
ZAR/USD average for the quarter	7.54	7.50	7.47	8.40
ZAR/USD closing	7.63	7.30	7.44	7.71
ZAR/AUD average for the year to date	6.71	6.78	6.56	6.49
ZAR/AUD average for the quarter	6.65	6.78	6.80	6.42
ZAR/AUD closing	6.38	6.68	6.67	6.21
BRL/USD average for the year to date	1.80	1.80	2.00	2.20
BRL/USD average for the quarter	1.79	1.80	1.74	2.07
BRL/USD closing	1.80	1.78	1.75	1.96
ARS/USD average for the year to date	3.87	3.83	3.73	3.63
ARS/USD average for the quarter	3.90	3.83	3.81	3.73
ARS/USD closing	3.93	3.87	3.80	3.80

13. Capital commitments

	Jun 2010 Unaudited	Mar 2010 Unaudited	Dec 2009 Audited	Jun 2009 Unaudited	Jun 2010 Unaudited	Mar 2010 Unaudited	Dec 2009 Audited	Jun 2009 Unaudited
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	1,809	1,179	976	1,333	237	162	131	173

[1] Includes capital commitments relating to equity accounted joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments.

14. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 June 2010 are detailed below:

Contingencies and guarantees	SA Rand million	US Dollar million
Contingent liabilities		
Groundwater pollution [1]	-	-
Deep groundwater pollution – South Africa [2]	-	-
Sales tax on gold deliveries – Brazil [3]	599	79
Other tax disputes – Brazil [4]	227	30
Indirect taxes – Ghana [5]	73	10
Contingent assets		
Royalty – Boddington Gold Mine [6]	-	-
Insurance claim – Savuka Gold Mine [7]	-	-
Financial guarantees		
Oro Group (Pty) Limited [8]	100	13
	999	**132**

Rounding of figures may result in computational discrepancies.

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:

(1) Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3) Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $49m. In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the attributable share of the assessment is approximately $30m. The company believes both assessments are in violation of federal legislation on sales taxes.

(4) Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $9m.

AngloGold subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $21m.

(5) Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $10m during September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(6) Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commences on 1 July 2010 and is capped at a total amount of $100m, R763m.

(7) Insurance claim – On 22 May 2009 an insurable event occurred at Savuka Gold Mine. The amounts due from the insurers are subject to a formula based on lost production, average gold price and average exchange rates subject to various excesses and the production and the preparation of supportable data. The insurable amount is not yet determinable, but management expects the amount to exceed $40m, R305m, of which $23m, R176m has been received during 2009 and 2010.

(8) Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $13m, R100m. The suretyship agreements have a termination notice period of 90 days.

15. **Concentration of risk**

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $47m at 30 June 2010 (31 March 2010: $42m). The last audited value added tax return was for the period ended 28 February 2010 and at the reporting date the audited amount was $36m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.

- Reimbursable fuel duties from the Tanzanian government amounts to $49m at 30 June 2010 (31 March 2010: $49m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $43m have been lodged with the Customs and Excise authorities, whilst claims for refund of $6m have not yet been lodged. The outstanding amounts have been discounted to their present value at a rate of 7.82%.

16. **Subsequent events**

Tau Lekoa – Finalisation of sale

The Department of Mineral Resources has transferred the mining rights for its Tau Lekoa Mine to Buffelsfontein Gold Mines Limited, a wholly-owned subsidiary of Simmer & Jack Mines Limited (Simmers). Full ownership of Tau Lekoa and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg will pass to Simmers on 1 August 2010.

AngloGold Ashanti entered into an agreement with Simmers in February 2009 for the sale of Tau Lekoa and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg for a total purchase consideration of:

- R600m (payable on completion of the transaction and adjusted as set out below); and
- a royalty determined at 3% of the net revenue (gross revenue less state royalties) generated by the Tau Lekoa mine and any operations developed at Weltevreden, Jonkerskraal and Goedgenoeg. The royalty will be payable quarterly, from 1 January 2010, until the total production from Tau Lekoa, Weltevreden, Jonkerskraal or Goedgenoeg upon which the royalty is paid is equal to 1.5Moz and provided that the average quarterly rand price of gold is equal to or exceeds R180,000/kg (in 1 January 2010 terms).

In terms of the agreement, Simmers will settle the R600m purchase consideration payable at completion as follows:

- R450m in cash; and
- the balance in cash or shares in Simmers. This remaining R150m is subject to an offset adjustment (up to a maximum of R150m) based on the free cash flow generated by Tau Lekoa between 1 January 2009 and 31 July 2010 and including an offset for the royalty payable from 1 January 2010 to 30 June 2010. This balancing amount will be determined based upon a final audit of the July 2010 production figures.

17. **Borrowings**

AngloGold Ashanti's borrowings are interest bearing.

18. **Announcements**

On 1 June 2010, AngloGold Ashanti announced that it was halting the supply of services, including water, compressed air, electricity and sewerage, to the mines in Orkney following the failure by the liquidators of Pamodzi Gold Orkney, to settle debts owed for services supplied to the operations over the past ten months. AngloGold Ashanti however would continue to supply potable water and electrical power to Pamodzi's mine residences for as long as these were occupied.

On 17 February 2009 AngloGold Ashanti announced the terms of the sale of its Tau Lekoa Mine to Simmer & Jack Mines Limited (Simmers). This sale was concluded effective 1 August 2010, following the transfer of the mining rights of the Tau Lekoa Mine and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg to Buffelsfontein Gold Mines Limited, a wholly-owned subsidiary of Simmers on 20 July 2010. Refer Note 16.

19. Dividend

The directors declared Interim Dividend No. 108 of 65 (Interim Dividend No. 106: 60) South African cents per ordinary share for the six months ended 30 June 2010. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2010
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 26 August
Last date to trade ordinary shares cum dividend	Friday, 27 August
Last date to register transfers of certificated securities cum dividend	Friday, 27 August
Ordinary shares trade ex dividend	Monday, 30 August
Record date	Friday, 3 September
Payment date	Friday, 10 September

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between Monday, 30 August 2010 and Friday, 3 September 2010, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2010
Ex dividend on New York Stock Exchange	Wednesday, 1 September
Record date	Friday, 3 September
Approximate date for currency conversion	Friday, 10 September
Approximate payment date of dividend	Monday, 20 September

Assuming an exchange rate of R7.2255/$, the dividend payable per ADS is equivalent to 8.9959 US cents. This compares with the interim dividend of 7.6553 US cents per ADS paid on 8 September 2009. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2010
Last date to trade and to register GhDSs cum dividend	Friday, 27 August
GhDSs trade ex dividend	Monday, 30 August
Record date	Friday, 3 September
Approximate payment date of dividend	Monday, 13 September

Assuming an exchange rate of R1/¢0.1970, the dividend payable per share is equivalent to 0.12805 cedis. This compares with the interim dividend of 0.10956 cedis per share paid on 31 August 2009. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.

In addition, directors declared Dividend No. E8 of 32.5 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 10 September 2010.

By order of the Board

T T MBOWENI
Chairman

M CUTIFANI
Chief Executive Officer

10 August 2010

Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A   **Headline earnings adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bonds**

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun	Mar	Jun	Jun	Jun	Jun	Mar	Jun	Jun	Jun
	2010	2010	2009	2010	2009	2010	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline (loss) earnings (note 9)	**(1,315)**	1,241	1,631	(74)	1,631	**(181)**	169	215	(12)	215
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	**2,822**	(583)	(540)	2,239	1,122	**380**	(82)	(82)	297	86
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)	**(398)**	160	144	(237)	(36)	**(53)**	22	18	(31)	-
Fair value adjustment on option component of convertible bond	**(129)**	(356)	123	(485)	123	**(17)**	(48)	15	(64)	15
Adjusted headline earnings [1]	**980**	463	1,359	1,442	2,840	**129**	61	167	190	317
Cents per share [2]										
Adjusted headline earnings [1]	**267**	126	379	393	792	**35**	17	47	52	88

[1] *Loss (gain) on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:*

- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Adjusted headline earnings is intended to illustrate earnings after adjusting for:

- *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;*

- *Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;*

- *In addition, during the June 2008 quarter the hedge book was reduced and non-hedge derivative contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. In the September 2009 quarter the hedge book was further reduced and contracts to the value of $797m were accelerated and settled. The impact on earnings after taxation was $916m in 2008 and $758m in 2009;*
- *The unrealised fair value change on the option component of the convertible bond;*
- *The unrealised fair value change on the onerous uranium contracts; and*
- *The unrealised fair value change of the warrants on shares and the embedded derivative.*

[2] *Calculated on the basic weighted average number of ordinary shares.*

B   **Adjusted gross profit**

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun	Mar	Jun	Jun	Jun	Jun	Mar	Jun	Jun	Jun
	2010	2010	2009	2010	2009	2010	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross (loss) profit to adjusted gross profit: [1]										
Gross (loss) profit	**(99)**	2,221	3,051	2,122	4,153	**(21)**	301	387	280	498
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	**2,822**	(583)	(540)	2,239	1,122	**380**	(82)	(82)	297	86
Adjusted gross profit [1]	**2,723**	1,638	2,511	4,360	5,275	**359**	218	305	578	584

[1] *Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.*

C   **Price received**

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun	Mar	Jun	Jun	Jun	Jun	Mar	Jun	Jun	Jun
	2010	2010	2009	2010	2009	2010	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric					US Dollar million / Imperial				
Gold income (note 2)	**9,625**	8,222	6,481	17,847	12,999	**1,275**	1,095	773	2,370	1,431
Adjusted for non-controlling interests	**(275)**	(284)	(197)	(559)	(435)	**(36)**	(38)	(24)	(74)	(48)
	9,350	7,938	6,284	17,288	12,564	**1,239**	1,057	749	2,296	1,383
(Loss) gain on realised non-hedge derivatives (note 4)	**(803)**	(524)	1,243	(1,327)	3,109	**(107)**	(69)	149	(176)	338
Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives	**609**	667	796	1,276	1,548	**81**	89	95	170	171
Attributable gold income including realised non-hedge derivatives	**9,156**	8,081	8,322	17,237	17,221	**1,213**	1,077	993	2,290	1,892
Attributable gold sold - kg / - oz (000)	**34,447**	32,999	34,459	67,446	67,043	**1,108**	1,061	1,108	2,168	2,155
Revenue price per unit - R/kg / - $/oz	**265,806**	244,873	241,505	255,564	256,862	**1,095**	1,015	897	1,056	878

Rounding of figures may result in computational discrepancies.

		Quarter ended			Six months ended		Quarter ended			Six months ended	
		Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009	Jun 2010	Mar 2010	Jun 2009	Jun 2010	Jun 2009
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million / Metric					US Dollar million / Imperial				
D	**Total costs**										
	Total cash costs (note 3)	**4,955**	4,832	4,323	9,787	9,046	**658**	644	512	1,302	989
	Adjusted for non-controlling interests and non-gold producing companies	**(67)**	(155)	(214)	(222)	(427)	**(9)**	(21)	(25)	(30)	(46)
	Associates' and equity accounted joint ventures share of total cash costs	**342**	340	376	682	722	**45**	46	45	91	79
	Total cash costs adjusted for non-controlling interests and non-gold producing companies	**5,229**	5,017	4,485	10,247	9,341	**694**	669	532	1,363	1,022
	Retrenchment costs (note 3)	**26**	52	40	78	55	**4**	7	5	10	6
	Rehabilitation and other non-cash costs (note 3)	**36**	86	32	122	91	**5**	12	4	16	10
	Amortisation of tangible assets (note 3)	**1,173**	1,267	1,095	2,440	2,356	**156**	169	130	324	258
	Amortisation of intangible assets (note 3)	**4**	4	4	7	10	**-**	-	1	1	1
	Adjusted for non-controlling interests and non-gold producing companies	**(43)**	(51)	(30)	(95)	(75)	**(6)**	(7)	(4)	(13)	(8)
	Associate's and equity accounted joint ventures share of production costs	**14**	17	48	31	98	**2**	2	6	5	11
	Total production costs adjusted for non-controlling interests and non-gold producing companies	**6,438**	6,392	5,675	12,830	11,876	**855**	852	674	1,707	1,300
	Gold produced - kg / - oz (000)	**35,011**	33,574	35,050	68,586	69,356	**1,126**	1,079	1,127	2,205	2,230
	Total cash cost per unit - R/kg / -$/oz	**149,365**	149,431	127,956	149,397	134,681	**617**	619	472	618	458
	Total production cost per unit - R/kg / -$/oz	**183,891**	190,374	161,909	187,065	171,229	**759**	789	598	774	583
E	**EBITDA**										
	Operating (loss) profit	**(986)**	1,413	3,171	427	3,562	**(138)**	193	406	55	445
	Amortisation of tangible assets (note 3)	**1,173**	1,267	1,095	2,440	2,356	**156**	169	130	324	258
	Amortisation of intangible assets (note 3)	**4**	4	4	7	10	**-**	-	1	1	1
	Net impairments of tangible assets (note 6)	**62**	81	-	143	-	**8**	11	-	19	-
	Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	**2,822**	(583)	(540)	2,239	1,122	**380**	(82)	(82)	297	86
	Share of associates' EBITDA	**237**	318	343	555	744	**32**	41	40	74	81
	Loss (profit) on disposal and abandonment of assets (note 6)	**24**	11	(839)	35	(844)	**3**	2	(105)	5	(105)
	Insurance claim recovery for infrastructure	**-**	-	(7)	-	(7)	**-**	-	(1)	-	(1)
	(Profit) loss on disposal of investment (note 6)	**(45)**	-	-	(45)	-	**(6)**	-	-	(6)	-
		3,290	2,511	3,228	5,801	6,943	**435**	334	390	769	765
F	**Interest cover**										
	EBITDA (note E)	**3,290**	2,511	3,228	5,801	6,943	**435**	334	390	769	765
	Finance costs (note 7)	**245**	142	259	386	442	**33**	19	31	52	49
	Capitalised finance costs	**-**	-	66	-	134	**-**	-	8	-	15
		245	142	325	386	576	**33**	19	39	52	64
	Interest cover - times	**13**	18	10	15	12	**13**	18	10	15	12
G	**Free cash flow**										
	Net cash inflow from operating activities	**2,963**	1,326	1,874	4,289	4,301	**386**	179	255	566	498
	Stay-in-business capital expenditure	**(1,211)**	(880)	(1,176)	(2,091)	(2,212)	**(161)**	(117)	(136)	(278)	(241)
		1,752	446	698	2,198	2,089	**225**	62	119	288	257

		As at Jun 2010	As at Mar 2010	As at Dec 2009	As at Jun 2009	As at Jun 2010	As at Mar 2010	As at Dec 2009	As at Jun 2009
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million				US Dollar million			
H	**Net asset value - cents per share**								
	Total equity	**22,582**	23,375	22,524	24,768	**2,959**	3,204	3,030	3,212
	Number of ordinary shares in issue - million (note 10)	**366**	366	366	358	**366**	366	366	358
	Net asset value - cents per share	**6,174**	6,386	6,153	6,916	**809**	875	828	897
	Total equity	**22,582**	23,375	22,524	24,768	**2,959**	3,204	3,030	3,212
	Intangible assets	**(1,272)**	(1,309)	(1,316)	(1,264)	**(167)**	(180)	(177)	(164)
		21,310	22,066	21,208	23,504	**2,792**	3,024	2,853	3,048
	Number of ordinary shares in issue - million (note 10)	**366**	366	366	358	**366**	366	366	358
	Net tangible asset value - cents per share	**5,826**	6,028	5,794	6,563	**763**	826	779	851
I	**Net debt**								
	Borrowings - long-term portion	**12,556**	4,809	4,862	12,857	**1,646**	659	654	1,668
	Borrowings - short-term portion	**185**	7,095	9,493	7,846	**24**	973	1,277	1,018
	Total borrowings	**12,741**	11,904	14,355	20,703	**1,670**	1,632	1,931	2,686
	Corporate office lease	**(258)**	(258)	(258)	(256)	**(34)**	(35)	(35)	(33)
	Unamortised portion on the convertible bond	**938**	905	1,019	894	**123**	124	137	116
	Cash restricted for use	**(451)**	(482)	(481)	(487)	**(59)**	(66)	(65)	(63)
	Cash and cash equivalents	**(6,607)**	(5,346)	(8,176)	(17,768)	**(866)**	(733)	(1,100)	(2,305)
	Net debt	**6,363**	6,722	6,458	3,086	**834**	922	868	401

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED JUNE 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	3,369	-	-	-	3,369
Mined	- 000 tons	2,064	509	186	499	3,257
Milled / Treated	- 000 tons	1,966	484	109	497	3,055
Yield	- oz/t	0.207	0.149	0.103	0.175	0.189
Gold produced	- oz (000)	407	72	11	87	578
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,841	260	-	-	3,101
Yield	- oz/t	0.014	0.020	-	-	0.015
Gold produced	- oz (000)	40	5	-	-	45
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	16,325	1,453	-	17,777
Mined	- 000 tons	-	31,466	3,426	8,451	43,342
Treated	- 000 tons	-	6,306	890	309	7,504
Stripping ratio	- ratio	-	3.60	6.47	25.52	4.69
Yield	- oz/t	-	0.044	0.085	0.166	0.054
Gold produced	- oz (000)	-	279	75	51	405
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,504	-	16,853	18,356
Placed	- 000 tons	-	362	-	5,612	5,974
Stripping ratio	- ratio	-	7.70	-	2.04	2.21
Yield	- oz/t	-	0.030	-	0.014	0.015
Gold placed	- oz (000)	-	11	-	78	89
Gold produced	- oz (000)	-	14	-	83	97
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.66	11.23	58.91	23.76	9.16
TOTAL						
Subsidiaries' gold produced	- oz (000)	447	304	87	221	1,059
Joint ventures' gold produced	- oz (000)	-	67	-	-	67
Attributable gold produced	- oz (000)	447	371	87	221	1,126
Minority gold produced	- oz (000)	-	12	-	22	34
Subsidiaries' gold sold	- oz (000)	437	291	91	221	1,040
Joint ventures' gold sold	- oz (000)	-	68	-	-	68
Attributable gold sold	- oz (000)	437	359	91	221	1,108
Minority gold sold	- oz (000)	-	12	-	22	34
Spot price	- $/oz	1,198	1,198	1,198	1,198	1,198
Price received	- $/oz sold	1,090	1,109	1,085	1,087	1,095
Total cash costs	- $/oz produced	560	702	1,063	416	617
Total production costs	- $/oz produced	734	822	1,137	551	759

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	476	412	99	262	-	1,249	(81)	1,169
Cash costs	(257)	(269)	(92)	(127)	12	(733)	45	(688)
By-products revenue	7	1	-	20	2	30	-	29
Total cash costs	(250)	(268)	(92)	(107)	14	(703)	45	(658)
Retrenchment costs	(3)	-	-	-	-	(4)	-	(4)
Rehabilitation and other non-cash costs	(1)	(3)	-	-	-	(4)	-	(5)
Amortisation of assets	(74)	(42)	(6)	(34)	(2)	(158)	2	(156)
Total production costs	(329)	(313)	(98)	(141)	11	(870)	47	(822)
Inventory change	6	3	-	4	-	13	-	13
Cost of sales	(322)	(310)	(99)	(137)	11	(856)	47	(810)
Adjusted gross profit (loss)	**154**	**102**	**-**	**126**	**11**	**393**	**(34)**	**359**
Unrealised non-hedge derivatives and other commodity contracts	(158)	(162)	10	(70)	-	(380)	-	(380)
Gross (loss) profit	**(4)**	**(61)**	**10**	**56**	**11**	**13**	**(34)**	**(21)**
Corporate and other income (costs)	(2)	4	(1)	(3)	(52)	(54)	-	(54)
Exploration	-	(3)	(10)	(23)	(16)	(52)	-	(52)
Intercompany transactions	-	(5)	-	-	6	-	-	-
Operating special items	(8)	(7)	6	(1)	(2)	(12)	-	(12)
Operating (loss) profit	**(14)**	**(71)**	**5**	**29**	**(53)**	**(105)**	**(34)**	**(138)**
Net finance (costs) income, unwinding of obligations and fair value adjustments	-	(1)	-	1	(18)	(18)	-	(17)
Exchange (loss) gain	-	(3)	-	(2)	7	2	(2)	-
Share of equity accounted investments (loss) profit	-	-	-	-	(6)	(6)	18	11
(Loss) profit before taxation	**(14)**	**(75)**	**5**	**27**	**(70)**	**(127)**	**(17)**	**(144)**
Taxation	6	(44)	2	(28)	15	(50)	17	(33)
(Loss) profit for the period	**(8)**	**(120)**	**6**	**(1)**	**(55)**	**(177)**	**-**	**(177)**
Equity Shareholders	(8)	(123)	6	(5)	(58)	(187)	-	(187)
Non-controlling interests	-	3	-	4	3	10	-	10
Operating (loss) profit	(14)	(71)	5	29	(53)	(105)	(34)	(138)
Unrealised non-hedge derivatives and other commodity contracts	158	162	(10)	70	-	380	-	380
Intercompany transactions	-	5	-	-	(6)	-	-	-
Operating special items	8	-	(6)	1	2	5	-	5
Share of associates' EBIT	-	-	-	-	(4)	(4)	34	29
EBIT	**152**	**96**	**(11)**	**100**	**(61)**	**276**	**-**	**276**
Amortisation of assets	74	42	6	34	2	158	(2)	156
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**225**	**139**	**(4)**	**133**	**(58)**	**435**	**-**	**435**
(Loss) profit attributable to equity shareholders	(8)	(123)	6	(5)	(58)	(187)	-	(187)
Operating special items	8	-	(6)	1	2	5	-	5
Share of associates' operating special items	-	-	-	-	2	2	-	2
Taxation on items above	(1)	(1)	-	-	-	(2)	-	(2)
Headline (loss) earnings	**(1)**	**(123)**	**1**	**(4)**	**(54)**	**(181)**	**-**	**(181)**
Unrealised non-hedge derivatives and other commodity contracts	158	162	(10)	70	-	380	-	380
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(56)	-	3	-	-	(53)	-	(53)
Fair value adjustment on option component of convertible bond	-	-	-	-	(17)	(17)	-	(17)
Adjusted headline earnings (loss)	**101**	**39**	**(6)**	**65**	**(71)**	**129**	**-**	**129**
Ore reserve development capital	62	10	5	11	-	89	-	89
Stay-in-business capital	28	19	3	21	1	73	(1)	72
Project capital	9	20	3	33	-	64	(13)	52
Total capital expenditure	**99**	**50**	**11**	**65**	**1**	**226**	**(14)**	**212**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED MARCH 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft²	3,444	-	-	-	3,444
Mined	- 000 tons	2,074	589	165	439	3,268
Milled / Treated	- 000 tons	1,877	561	144	505	3,087
Yield	- oz/t	0.187	0.162	0.157	0.191	0.181
Gold produced	- oz (000)	350	91	23	96	560
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,678	289	-	-	2,967
Yield	- oz/t	0.013	0.024	-	-	0.014
Gold produced	- oz (000)	34	7	-	-	41
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	16,243	1,809	-	18,052
Mined	- 000 tons	-	32,530	4,287	7,122	43,939
Treated	- 000 tons	-	5,400	844	280	6,525
Stripping ratio	- ratio	-	4.07	5.04	24.60	4.93
Yield	- oz/t	-	0.046	0.108	0.178	0.060
Gold produced	- oz (000)	-	250	92	50	391
HEAP LEACH OPERATION						
Mined	- 000 tons	-	776	-	17,484	18,260
Placed	- 000 tons	-	335	-	5,680	6,015
Stripping ratio	- ratio	-	4.29	-	2.02	2.08
Yield	- oz/t	-	0.054	-	0.014	0.016
Gold placed	- oz (000)	-	18	-	80	99
Gold produced	- oz (000)	-	27	-	61	87
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	4.67	11.43	78.77	23.15	8.61
TOTAL						
Subsidiaries' gold produced	- oz (000)	384	292	114	207	997
Joint ventures' gold produced	- oz (000)	-	82	-	-	82
Attributable gold produced	- oz (000)	384	374	114	207	1,079
Minority gold produced	- oz (000)	-	13	-	24	37
Subsidiaries' gold sold	- oz (000)	366	296	113	205	981
Joint ventures' gold sold	- oz (000)	-	80	-	-	80
Attributable gold sold	- oz (000)	366	376	113	205	1,061
Minority gold sold	- oz (000)	-	13	-	24	37
Spot price	- $/oz	1,110	1,110	1,110	1,110	1,110
Price received	- $/oz sold	1,011	1,027	1,001	1,008	1,015
Total cash costs	- $/oz produced	626	630	931	416	619
Total production costs	- $/oz produced	867	767	1,014	555	789

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED MARCH 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	370	401	113	231	-	1,115	(89)	1,026
Cash costs	(249)	(244)	(107)	(120)	8	(712)	46	(666)
By-products revenue	9	1	-	13	(1)	23	-	22
Total cash costs	(241)	(243)	(106)	(107)	7	(689)	46	(644)
Retrenchment costs	(6)	-	-	(1)	-	(7)	-	(7)
Rehabilitation and other non-cash costs	(1)	(10)	-	-	-	(12)	-	(12)
Amortisation of assets	(85)	(42)	(9)	(33)	(2)	(172)	2	(169)
Total production costs	(333)	(295)	(116)	(141)	5	(880)	48	(832)
Inventory change	14	(1)	(1)	13	-	25	(1)	24
Cost of sales	(319)	(297)	(116)	(128)	5	(854)	47	(807)
Adjusted gross profit (loss)	**51**	**104**	**(3)**	**103**	**5**	**260**	**(42)**	**218**
Unrealised non-hedge derivatives and other commodity contracts	57	6	-	19	-	82	-	82
Gross profit (loss)	**108**	**110**	**(3)**	**122**	**5**	**343**	**(42)**	**301**
Corporate and other income (costs)	(2)	(5)	-	(8)	(31)	(48)	-	(48)
Exploration	-	(4)	(8)	(15)	(11)	(38)	1	(37)
Intercompany transactions	-	(4)	(1)	-	5	-	-	-
Operating special items	(9)	(15)	-	1	-	(23)	-	(23)
Operating profit (loss)	**97**	**81**	**(11)**	**99**	**(32)**	**234**	**(41)**	**193**
Net finance (costs) income, unwinding of obligations and fair value adjustments	-	(3)	-	-	27	24	-	24
Exchange gain (loss)	-	1	-	-	4	6	(1)	4
Share of equity accounted investments (loss) profit	-	-	-	-	(4)	(4)	25	22
Profit (loss) before taxation	97	79	(12)	100	(4)	260	(16)	244
Taxation	(18)	(35)	-	(38)	-	(92)	16	(76)
Profit for the period	**78**	**44**	**(12)**	**62**	**(4)**	**168**	**-**	**168**
Equity Shareholders	78	41	(12)	55	(6)	157	-	157
Non-controlling interests	-	3	-	7	1	12	-	11
Operating profit (loss)	97	81	(11)	99	(32)	234	(41)	193
Unrealised non-hedge derivatives and other commodity contracts	(57)	(6)	-	(19)	-	(82)	-	(82)
Intercompany transactions	-	4	1	-	(5)	-	-	-
Operating special items	4	9	-	-	-	12	-	12
Share of associates' EBIT	-	-	-	-	(1)	(1)	41	40
EBIT	**44**	**88**	**(11)**	**80**	**(38)**	**163**	**-**	**163**
Amortisation of assets	85	42	9	33	2	172	(2)	169
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**129**	**129**	**(1)**	**113**	**(36)**	**334**	**-**	**334**
Profit (loss) attributable to equity shareholders	78	41	(12)	55	(6)	157	-	157
Operating special items	4	9	-	-	-	12	-	12
Share of associates' operating special items	-	-	-	-	3	3	-	3
Taxation on items above	(1)	(2)	-	-	-	(3)	-	(3)
Headline earnings (loss)	**82**	**47**	**(12)**	**55**	**(3)**	**169**	**-**	**169**
Unrealised non-hedge derivatives and other commodity contracts	(57)	(6)	-	(19)	-	(82)	-	(82)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	22	-	-	-	-	22	-	22
Fair value adjustment on option component of convertible bond	-	-	-	-	(48)	(48)	-	(48)
Adjusted headline earnings (loss)	**47**	**41**	**(12)**	**35**	**(51)**	**61**	**-**	**61**
Ore reserve development capital	54	7	4	12	-	77	-	77
Stay-in-business capital	16	9	2	13	2	41	(1)	40
Project capital	11	11	3	27	-	53	(1)	52
Total capital expenditure	**81**	**27**	**9**	**52**	**2**	**171**	**(2)**	**169**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED JUNE 2009		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	3,622	-	-	-	3,622
Mined	- 000 tons	2,092	575	269	477	3,412
Milled / Treated	- 000 tons	1,961	602	189	458	3,210
Yield	- oz/t	0.201	0.152	0.121	0.185	0.185
Gold produced	- oz (000)	393	91	23	85	592
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,983	704	-	-	3,687
Yield	- oz/t	0.015	0.013	-	-	0.014
Gold produced	- oz (000)	44	9	-	-	53
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	15,495	4,362	-	19,857
Mined	- 000 tons	-	31,761	10,145	6,479	48,385
Treated	- 000 tons	-	5,973	888	290	7,151
Stripping ratio	- ratio	-	5.09	8.28	22.42	6.35
Yield	- oz/t	-	0.046	0.080	0.190	0.056
Gold produced	- oz (000)	-	273	71	55	400
HEAP LEACH OPERATION						
Mined	- 000 tons	-	719	-	15,253	15,971
Placed	- 000 tons	-	312	-	5,415	5,727
Stripping ratio	- ratio	-	1.40	-	1.69	1.67
Yield	- oz/t	-	0.130	-	0.014	0.021
Gold placed	- oz (000)	-	40	-	78	119
Gold produced	- oz (000)	-	25	-	56	82
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.62	12.32	72.99	20.41	9.30
TOTAL						
Subsidiaries' gold produced	- oz (000)	437	304	94	196	1,032
Joint ventures' gold produced	- oz (000)	-	95	-	-	95
Attributable gold produced	- oz (000)	437	399	94	196	1,127
Minority gold produced	- oz (000)	-	14	-	24	38
Subsidiaries' gold sold	- oz (000)	449	269	98	190	1,006
Joint ventures' gold sold	- oz (000)	-	102	-	-	102
Attributable gold sold	- oz (000)	449	371	98	190	1,108
Minority gold sold	- oz (000)	-	9	-	22	31
Spot price	- $/oz	924	924	924	924	924
Price received	- $/oz sold	894	886	892	927	897
Total cash costs	- $/oz produced	436	569	512	335	472
Total production costs	- $/oz produced	582	674	613	464	598

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2009 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	401	337	88	191	-	1,017	(95)	923
Cash costs	(205)	(235)	(48)	(106)	8	(586)	45	(542)
By-products revenue	15	1	-	12	1	30	-	30
Total cash costs	(191)	(233)	(48)	(93)	9	(557)	45	(512)
Retrenchment costs	(2)	(3)	-	-	-	(5)	-	(5)
Rehabilitation and other non-cash costs	(1)	(1)	-	(2)	-	(4)	-	(4)
Amortisation of assets	(60)	(39)	(9)	(26)	(2)	(136)	5	(131)
Total production costs	(254)	(276)	(58)	(121)	7	(702)	50	(652)
Inventory change	(5)	19	(2)	20	-	32	2	34
Cost of sales	(259)	(258)	(59)	(101)	7	(670)	52	(617)
Adjusted gross profit	**142**	**79**	**28**	**91**	**7**	**347**	**(42)**	**305**
Unrealised non-hedge derivatives and other commodity contracts	86	44	(58)	10	-	82	-	82
Gross profit (loss)	227	123	(29)	101	7	429	(42)	387
Corporate and other income (costs)	(2)	(2)	-	(6)	(35)	(45)	-	(45)
Exploration	-	(2)	(6)	(15)	(7)	(30)	1	(29)
Intercompany transactions	-	(216)	(5)	-	221	-	-	-
Operating special items	(4)	-	104	1	(11)	91	1	92
Operating profit (loss)	**221**	**(96)**	**63**	**81**	**176**	**445**	**(39)**	**406**
Net finance (costs) income, unwinding of obligations and fair value adjustments	-	(2)	-	(2)	(39)	(43)	-	(43)
Exchange gain (loss)	-	61	-	(3)	(22)	35	1	36
Share of equity accounted investments (loss) profit	-	-	-	(3)	(2)	(5)	23	19
Profit (loss) before taxation	222	(37)	63	73	112	432	(15)	418
Taxation	(45)	(36)	(40)	7	(14)	(128)	15	(113)
Profit (loss) for the period	**177**	**(73)**	**23**	**79**	**98**	**305**	**-**	**305**
Equity Shareholders	177	(75)	23	72	103	299	-	299
Non-controlling interests	-	2	-	8	(4)	5	-	5
Operating profit (loss)	221	(96)	63	81	176	445	(39)	406
Unrealised non-hedge derivatives and other commodity contracts	(86)	(44)	58	(10)	-	(82)	-	(82)
Intercompany transactions	-	216	5	-	(221)	-	-	-
Operating special items	3	-	(104)	(1)	(4)	(106)	-	(106)
Share of associates' EBIT	-	-	-	(3)	(1)	(4)	39	35
EBIT	**139**	**76**	**22**	**67**	**(51)**	**253**	**-**	**253**
Amortisation of assets	60	39	9	26	2	136	(5)	131
Share of associates' amortisation	-	-	-	-	-	-	5	5
EBITDA	**199**	**115**	**31**	**93**	**(49)**	**390**	**-**	**390**
Profit (loss) attributable to equity shareholders	177	(75)	23	72	103	299	-	299
Operating special items	3	-	(104)	(1)	(4)	(106)	-	(106)
Taxation on items above	(1)	-	25	(3)	-	21	-	21
Headline earnings (loss)	**179**	**(76)**	**(56)**	**69**	**100**	**215**	**-**	**215**
Unrealised non-hedge derivatives and other commodity contracts	(86)	(44)	58	(10)	-	(82)	-	(82)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	30	-	(17)	5	-	18	-	18
Fair value adjustment on option component of convertible bond	-	-	-	-	15	15	-	15
Adjusted headline earnings (loss)	**124**	**(119)**	**(16)**	**64**	**115**	**167**	**-**	**167**
Ore reserve development capital	59	7	6	11	-	83	-	83
Stay-in-business capital	14	22	4	15	2	57	(4)	53
Project capital	16	15	55	35	-	121	-	121
Total capital expenditure	**88**	**44**	**66**	**61**	**2**	**261**	**(4)**	**257**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS SIX MONTHS ENDED JUNE 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	6,813	-	-	-	6,813
Mined	- 000 tons	4,138	1,098	352	937	6,525
Milled / Treated	- 000 tons	3,842	1,045	253	1,002	6,143
Yield	- oz/t	0.197	0.156	0.134	0.183	0.185
Gold produced	- oz (000)	757	163	34	184	1,138
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	5,519	549	-	-	6,068
Yield	- oz/t	0.013	0.022	-	-	0.014
Gold produced	- oz (000)	74	12	-	-	86
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	32,568	3,262	-	35,829
Mined	- 000 tons	-	63,995	7,713	15,573	87,281
Treated	- 000 tons	-	11,706	1,734	589	14,029
Stripping ratio	- ratio	-	3.83	5.60	25.09	4.81
Yield	- oz/t	-	0.045	0.096	0.171	0.057
Gold produced	- oz (000)	-	528	167	101	796
HEAP LEACH OPERATION						
Mined	- 000 tons	-	2,280	-	34,336	36,616
Placed	- 000 tons	-	697	-	11,292	11,989
Stripping ratio	- ratio	-	6.13	-	2.03	2.14
Yield	- oz/t	-	0.042	-	0.014	0.016
Gold placed	- oz (000)	-	29	-	159	188
Gold produced	- oz (000)	-	41	-	143	185
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.16	11.33	68.77	23.46	8.88
TOTAL						
Subsidiaries' gold produced	- oz (000)	832	596	201	428	2,056
Joint ventures' gold produced	- oz (000)	-	149	-	-	149
Attributable gold produced	- oz (000)	832	745	201	428	2,205
Minority gold produced	- oz (000)	-	25	-	46	71
Subsidiaries' gold sold	- oz (000)	803	587	204	427	2,020
Joint ventures' gold sold	- oz (000)	-	148	-	-	148
Attributable gold sold	- oz (000)	803	735	204	427	2,168
Minority gold sold	- oz (000)	-	25	-	46	71
Spot price	- $/oz	1,154	1,154	1,154	1,154	1,154
Price received	- $/oz sold	1,054	1,067	1,039	1,049	1,056
Total cash costs	- $/oz produced	590	666	988	416	618
Total production costs	- $/oz produced	796	795	1,067	553	774

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS SIX MONTHS ENDED JUNE 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	846	813	212	493	-	2,364	(170)	2,195
Cash costs	(507)	(513)	(199)	(247)	20	(1,445)	91	(1,354)
By-products revenue	16	2	-	33	1	52	-	52
Total cash costs	(491)	(511)	(198)	(214)	21	(1,393)	91	(1,302)
Retrenchment costs	(9)	-	-	(1)	-	(11)	-	(10)
Rehabilitation and other non-cash costs	(3)	(13)	-	-	-	(16)	-	(16)
Amortisation of assets	(159)	(84)	(16)	(67)	(4)	(330)	4	(325)
Total production costs	(662)	(608)	(214)	(282)	17	(1,749)	95	(1,654)
Inventory change	21	1	(1)	17	-	38	(1)	37
Cost of sales	(641)	(607)	(215)	(265)	17	(1,711)	94	(1,617)
Adjusted gross profit (loss)	**205**	**206**	**(3)**	**228**	**17**	**653**	**(76)**	**578**
Unrealised non-hedge derivatives and other commodity contracts	(101)	(156)	10	(51)	-	(297)	-	(297)
Gross profit	**104**	**50**	**7**	**178**	**17**	**356**	**(76)**	**280**
Corporate and other income (costs)	(4)	(1)	(1)	(11)	(84)	(102)	-	(102)
Exploration	-	(7)	(18)	(37)	(27)	(90)	1	(89)
Intercompany transactions	-	(9)	(1)	(1)	11	-	-	-
Operating special items	(17)	(22)	6	-	(2)	(35)	-	(35)
Operating profit (loss)	**83**	**10**	**(7)**	**128**	**(85)**	**129**	**(74)**	**55**
Net finance (costs) income, unwinding of obligations and fair value adjustments	-	(3)	-	1	9	7	1	7
Exchange (loss) gain	-	(2)	-	(2)	12	8	(2)	5
Share of equity accounted investments (loss) profit	-	-	-	-	(10)	(10)	43	33
Profit (loss) before taxation	83	4	(7)	127	(74)	134	(33)	100
Taxation	(12)	(80)	1	(66)	15	(142)	33	(109)
Profit (loss) for the period	**71**	**(75)**	**(6)**	**61**	**(60)**	**(9)**	**-**	**(9)**
Equity Shareholders	71	(82)	(6)	50	(64)	(30)	-	(30)
Non-controlling interests	-	6	-	11	4	21	-	21
Operating profit (loss)	83	10	(7)	128	(85)	129	(74)	55
Unrealised non-hedge derivatives and other commodity contracts	101	156	(10)	51	-	297	-	297
Intercompany transactions	-	9	1	1	(11)	-	-	-
Operating special items	12	9	(6)	-	2	18	-	18
Share of associates' EBIT	-	-	-	-	(5)	(5)	75	69
EBIT	**196**	**184**	**(22)**	**180**	**(99)**	**439**	**-**	**439**
Amortisation of assets	159	84	16	67	4	330	(4)	325
Share of associates' amortisation	-	-	-	-	-	-	4	4
EBITDA	**355**	**268**	**(6)**	**246**	**(95)**	**769**	**-**	**769**
Profit (loss) attributable to equity shareholders	71	(82)	(6)	50	(64)	(30)	-	(30)
Operating special items	12	9	(6)	-	2	18	-	18
Share of associates' operating special items	-	-	-	-	5	5	-	5
Taxation on items above	(2)	(3)	-	-	-	(4)	-	(4)
Headline earnings (loss)	**81**	**(75)**	**(11)**	**50**	**(57)**	**(12)**	**-**	**(12)**
Unrealised non-hedge derivatives and other commodity contracts	101	156	(10)	51	-	297	-	297
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(34)	-	3	-	-	(31)	-	(31)
Fair value adjustment on option component of convertible bond	-	-	-	-	(64)	(64)	-	(64)
Adjusted headline earnings (loss)	**148**	**80**	**(18)**	**101**	**(121)**	**190**	**-**	**190**
Ore reserve development capital	116	17	9	23	-	166	-	166
Stay-in-business capital	44	28	5	34	3	114	(2)	112
Project capital	20	32	6	60	-	117	(14)	103
Total capital expenditure	**180**	**77**	**19**	**117**	**3**	**397**	**(16)**	**381**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS SIX MONTHS ENDED JUNE 2009		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	7,445	-	-	-	7,445
Mined	- 000 tons	4,270	1,117	427	929	6,743
Milled / Treated	- 000 tons	4,001	1,221	429	902	6,553
Yield	- oz/t	0.202	0.141	0.134	0.178	0.183
Gold produced	- oz (000)	809	172	57	161	1,199
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	5,768	1,517	-	-	7,284
Yield	- oz/t	0.016	0.014	-	-	0.015
Gold produced	- oz (000)	91	21	-	-	112
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	31,360	9,354	-	40,714
Mined	- 000 tons	-	64,219	21,734	12,424	98,377
Treated	- 000 tons	-	11,278	1,665	531	13,475
Stripping ratio	- ratio	-	4.53	8.92	22.23	5.86
Yield	- oz/t	-	0.047	0.081	0.195	0.057
Gold produced	- oz (000)	-	528	134	104	766
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,754	-	29,520	31,274
Placed	- 000 tons	-	610	-	11,295	11,905
Stripping ratio	- ratio	-	2.09	-	1.57	1.59
Yield	- oz/t	-	0.105	-	0.014	0.019
Gold placed	- oz (000)	-	64	-	158	222
Gold produced	- oz (000)	-	39	-	114	153
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.78	11.95	73.53	20.11	9.27
TOTAL						
Subsidiaries' gold produced	- oz (000)	900	576	192	378	2,046
Joint ventures' gold produced	- oz (000)	-	184	-	-	184
Attributable gold produced	- oz (000)	900	760	192	378	2,230
Minority gold produced	- oz (000)	-	28	-	38	67
Subsidiaries' gold sold	- oz (000)	871	539	193	366	1,968
Joint ventures' gold sold	- oz (000)	-	187	-	-	187
Attributable gold sold	- oz (000)	871	726	193	366	2,155
Minority gold sold	- oz (000)	-	22	-	38	61
Spot price	- $/oz	916	916	916	916	916
Price received	- $/oz sold	878	871	872	893	878
Total cash costs	- $/oz produced	388	576	554	341	458
Total production costs	- $/oz produced	526	681	673	469	583

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS SIX MONTHS ENDED JUNE 2009 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	765	653	168	353	-	1,939	(171)	1,769
Cash costs	(375)	(453)	(107)	(203)	18	(1,119)	79	(1,040)
By-products revenue	26	2	-	22	1	51	-	51
Total cash costs	(349)	(451)	(106)	(181)	19	(1,069)	79	(989)
Retrenchment costs	(4)	(3)	-	-	-	(6)	-	(6)
Rehabilitation and other non-cash costs	(2)	(3)	(4)	(2)	-	(10)	-	(10)
Amortisation of assets	(119)	(75)	(19)	(52)	(3)	(269)	10	(259)
Total production costs	(473)	(532)	(129)	(235)	16	(1,354)	90	(1,264)
Inventory change	14	22	(1)	43	-	78	1	79
Cost of sales	(460)	(511)	(130)	(192)	16	(1,277)	92	(1,185)
Adjusted gross profit	**305**	**142**	**38**	**162**	**16**	**663**	**(79)**	**584**
Unrealised non-hedge derivatives and other commodity contracts	35	(32)	(63)	(26)	-	(86)	-	(86)
Gross profit (loss)	**340**	**110**	**(25)**	**136**	**16**	**577**	**(79)**	**498**
Corporate and other income (costs)	(5)	(6)	-	(12)	(66)	(88)	-	(88)
Exploration	-	(6)	(12)	(25)	(10)	(53)	2	(51)
Intercompany transactions	-	(221)	(10)	(1)	231	-	-	-
Operating special items	(10)	-	104	2	(11)	85	1	86
Operating profit (loss)	**325**	**(122)**	**57**	**100**	**160**	**521**	**(76)**	**445**
Net finance (costs) income, unwinding of obligations and fair value adjustments	1	(3)	(1)	(3)	(53)	(59)	-	(58)
Exchange gain (loss)	-	61	-	(2)	(23)	36	1	38
Share of equity accounted investments (loss) profit	-	-	-	(3)	(3)	(6)	47	41
Profit (loss) before taxation	326	(64)	57	92	81	493	(27)	465
Taxation	(69)	(59)	(35)	(6)	(10)	(179)	27	(152)
Profit (loss) for the period	**258**	**(123)**	**22**	**86**	**71**	**313**	**-**	**313**
Equity Shareholders	258	(128)	22	75	73	299	-	299
Non-controlling interests	-	5	-	11	(2)	14	-	14
Operating profit (loss)	325	(122)	57	100	160	521	(76)	445
Unrealised non-hedge derivatives and other commodity contracts	(35)	32	63	26	-	86	-	86
Intercompany transactions	-	221	10	1	(231)	-	-	-
Operating special items	4	-	(104)	(2)	(4)	(106)	-	(106)
Share of associates' EBIT	-	-	-	(3)	(2)	(5)	76	71
EBIT	**294**	**130**	**26**	**123**	**(77)**	**496**	**-**	**496**
Amortisation of assets	119	75	19	52	3	269	(10)	259
Share of associates' amortisation	-	-	-	-	-	-	10	10
EBITDA	**413**	**206**	**45**	**175**	**(74)**	**765**	**-**	**765**
Profit (loss) attributable to equity shareholders	258	(128)	22	75	73	299	-	299
Operating special items	4	-	(104)	(2)	(4)	(106)	-	(106)
Share of associates' operating special items	-	-	-	-	1	1	-	1
Taxation on items above	(1)	-	25	(2)	-	22	-	22
Headline earnings (loss)	**260**	**(129)**	**(58)**	**71**	**70**	**215**	**-**	**215**
Unrealised non-hedge derivatives and other commodity contracts	(35)	32	63	26	-	86	-	86
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	13	-	(19)	6	-	-	-	-
Fair value adjustment on option component of convertible bond	-	-	-	-	15	15	-	15
Adjusted headline earnings (loss)	**239**	**(97)**	**(13)**	**103**	**85**	**317**	**-**	**317**
Ore reserve development capital	107	19	11	17	-	154	-	154
Stay-in-business capital	21	35	5	26	3	90	(3)	87
Project capital	28	30	145	55	-	258	-	258
Total capital expenditure	**156**	**84**	**161**	**98**	**3**	**502**	**(3)**	**499**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

Quarterly Report June 2010 - www.AngloGoldAshanti.com

35

METRIC OPERATING RESULTS QUARTER ENDED JUNE 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	313	-	-	-	313
Mined	- 000 tonnes	1,872	461	169	452	2,955
Milled / Treated	- 000 tonnes	1,783	439	99	451	2,772
Yield	- g/t	7.10	5.12	3.53	6.01	6.49
Gold produced	- kg	12,665	2,249	349	2,710	17,973
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,577	236	-	-	2,813
Yield	- g/t	0.49	0.67	-	-	0.50
Gold produced	- kg	1,253	158	-	-	1,411
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	12,481	1,111	-	13,591
Mined	- 000 tonnes	-	28,545	3,108	7,666	39,320
Treated	- 000 tonnes	-	5,721	807	280	6,808
Stripping ratio	- ratio	-	3.60	6.47	25.52	4.69
Yield	- g/t	-	1.52	2.90	5.68	1.85
Gold produced	- kg	-	8,668	2,343	1,593	12,604
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,364	-	15,288	16,653
Placed	- 000 tonnes	-	328	-	5,091	5,419
Stripping ratio	- ratio	-	7.70	-	2.04	2.21
Yield	- g/t	-	1.04	-	0.48	0.51
Gold placed	- kg	-	340	-	2,427	2,767
Gold produced	- kg	-	450	-	2,573	3,023
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	176	349	1,832	739	285
TOTAL						
Subsidiaries' gold produced	- kg	13,919	9,430	2,692	6,876	32,916
Joint ventures' gold produced	- kg	-	2,095	-	-	2,095
Attributable gold produced	- kg	13,919	11,525	2,692	6,876	35,011
Minority gold produced	- kg	-	371	-	687	1,058
Subsidiaries' gold sold	- kg	13,581	9,047	2,837	6,877	32,341
Joint ventures' gold sold	- kg	-	2,106	-	-	2,106
Attributable gold sold	- kg	13,581	11,153	2,837	6,877	34,447
Minority gold sold	- kg	-	371	-	682	1,053
Spot price	- R/kg	290,579	290,579	290,579	290,579	290,579
Price received	- R/kg sold	264,841	269,178	261,744	263,918	265,806
Total cash costs	- R/kg produced	135,419	170,075	257,247	100,619	149,365
Total production costs	- R/kg produced	177,715	199,265	275,057	133,519	183,891

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	3,597	3,109	742	1,983	-	9,432	(609)	8,822
Cash costs	(1,937)	(2,024)	(694)	(958)	92	(5,521)	343	(5,178)
By-products revenue	53	8	2	149	13	224	(1)	223
Total cash costs	(1,885)	(2,016)	(692)	(808)	105	(5,297)	342	(4,955)
Retrenchment costs	(23)	-	-	(3)	-	(27)	-	(26)
Rehabilitation and other non-cash costs	(11)	(22)	-	-	-	(33)	(3)	(36)
Amortisation of assets	(554)	(320)	(48)	(253)	(17)	(1,193)	16	(1,176)
Total production costs	(2,474)	(2,358)	(740)	(1,065)	88	(6,549)	356	(6,193)
Inventory change	45	17	(1)	32	-	93	1	94
Cost of sales	(2,428)	(2,342)	(741)	(1,033)	88	(6,456)	357	(6,099)
Adjusted gross profit	**1,168**	**768**	**1**	**950**	**88**	**2,975**	**(253)**	**2,723**
Unrealised non-hedge derivatives and other commodity contracts	(1,182)	(1,201)	75	(514)	-	(2,822)	-	(2,822)
Gross (loss) profit	**(14)**	**(433)**	**76**	**436**	**89**	**154**	**(253)**	**(99)**
Corporate and other income (costs)	(14)	31	(6)	(24)	(395)	(407)	(1)	(408)
Exploration	(1)	(22)	(78)	(171)	(119)	(391)	-	(391)
Intercompany transactions	-	(37)	(2)	(3)	42	-	-	-
Operating special items	(61)	(51)	46	(8)	(16)	(89)	-	(89)
Operating (loss) profit	**(90)**	**(512)**	**36**	**231**	**(399)**	**(733)**	**(253)**	**(986)**
Net finance (costs) income, unwinding of obligations and fair value adjustments	2	(4)	2	6	(133)	(127)	3	(124)
Exchange (loss) gain	-	(27)	-	(17)	57	13	(14)	(1)
Share of equity accounted investments (loss) profit	-	-	-	-	(47)	(47)	136	89
(Loss) profit before taxation	(87)	(542)	38	219	(522)	(894)	(128)	(1,022)
Taxation	38	(334)	12	(218)	109	(393)	128	(264)
(Loss) profit for the period	**(49)**	**(876)**	**50**	**1**	**(413)**	**(1,286)**	**-**	**(1,286)**
Equity Shareholders	(49)	(899)	50	(27)	(435)	(1,360)	-	(1,360)
Non-controlling interests	-	23	-	29	22	74	-	74
Operating (loss) profit	(90)	(512)	36	231	(399)	(733)	(253)	(986)
Unrealised non-hedge derivatives and other commodity contracts	1,182	1,201	(75)	514	-	2,822	-	2,822
Intercompany transactions	-	37	2	3	(42)	-	-	-
Operating special items	61	3	(46)	7	16	42	-	41
Share of associates' EBIT	-	-	-	-	(33)	(33)	253	221
EBIT	**1,154**	**729**	**(83)**	**755**	**(458)**	**2,097**	**-**	**2,097**
Amortisation of assets	554	320	48	253	17	1,193	(16)	1,176
Share of associates' amortisation	-	-	-	-	-	-	16	16
EBITDA	**1,708**	**1,050**	**(35)**	**1,008**	**(441)**	**3,290**	**-**	**3,290**
(Loss) profit attributable to equity shareholders	(49)	(899)	50	(27)	(435)	(1,360)	-	(1,360)
Operating special items	61	3	(46)	7	16	42	-	41
Share of associates' operating special items	-	-	-	-	15	15	-	15
Taxation on items above	(7)	(6)	2	(1)	-	(11)	-	(11)
Headline earnings (loss)	**5**	**(901)**	**7**	**(22)**	**(405)**	**(1,315)**	**-**	**(1,315)**
Unrealised non-hedge derivatives and other commodity contracts	1,182	1,201	(75)	514	-	2,822	-	2,822
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(420)	-	23	-	-	(398)	-	(398)
Fair value adjustment on option component of convertible bond	-	-	-	-	(129)	(129)	-	(129)
Adjusted headline earnings (loss)	**767**	**299**	**(46)**	**492**	**(533)**	**980**	**-**	**980**
Ore reserve development capital	467	79	36	85	-	667	-	667
Stay-in-business capital	212	146	25	160	8	551	(8)	544
Project capital	66	153	19	246	-	484	(95)	389
Total capital expenditure	**746**	**377**	**81**	**491**	**8**	**1,703**	**(102)**	**1,600**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED MARCH 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	320	-	-	-	320
Mined	- 000 tonnes	1,882	535	150	398	2,965
Milled / Treated	- 000 tonnes	1,703	509	131	458	2,801
Yield	- g/t	6.40	5.54	5.38	6.54	6.22
Gold produced	- kg	10,891	2,821	704	2,998	17,414
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,430	262	-	-	2,692
Yield	- g/t	0.44	0.83	-	-	0.47
Gold produced	- kg	1,058	218	-	-	1,276
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	12,418	1,383	-	13,801
Mined	- 000 tonnes	-	29,511	3,889	6,461	39,861
Treated	- 000 tonnes	-	4,899	766	254	5,919
Stripping ratio	- ratio	-	4.07	5.04	24.60	4.93
Yield	- g/t	-	1.59	3.72	6.09	2.05
Gold produced	- kg	-	7,764	2,848	1,549	12,161
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	704	-	15,861	16,565
Placed	- 000 tonnes	-	304	-	5,153	5,457
Stripping ratio	- ratio	-	4.29	-	2.02	2.08
Yield	- g/t	-	1.86	-	0.49	0.56
Gold placed	- kg	-	565	-	2,503	3,068
Gold produced	- kg	-	840	-	1,883	2,723
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	145	355	2,450	720	268
TOTAL						
Subsidiaries' gold produced	- kg	11,949	9,095	3,552	6,431	31,026
Joint ventures' gold produced	- kg	-	2,548	-	-	2,548
Attributable gold produced	- kg	11,949	11,643	3,552	6,431	33,574
Minority gold produced	- kg	-	400	-	745	1,145
Subsidiaries' gold sold	- kg	11,383	9,225	3,515	6,391	30,515
Joint ventures' gold sold	- kg	-	2,484	-	-	2,484
Attributable gold sold	- kg	11,383	11,709	3,515	6,391	32,999
Minority gold sold	- kg	-	395	-	745	1,141
Spot price	- R/kg	267,578	267,578	267,578	267,578	267,578
Price received	- R/kg sold	244,200	247,821	240,990	242,808	244,873
Total cash costs	- R/kg produced	151,186	151,942	224,450	100,373	149,431
Total production costs	- R/kg produced	209,205	185,017	244,516	134,018	190,374

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED MARCH 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	2,780	3,008	847	1,730	-	8,364	(667)	7,698
Cash costs	(1,871)	(1,832)	(799)	(899)	61	(5,340)	341	(4,999)
By-products revenue	65	8	1	98	(4)	168	(1)	166
Total cash costs	(1,806)	(1,824)	(797)	(801)	57	(5,172)	340	(4,832)
Retrenchment costs	(46)	-	-	(6)	-	(52)	-	(52)
Rehabilitation and other non-cash costs	(10)	(77)	-	-	-	(87)	1	(86)
Amortisation of assets	(638)	(313)	(71)	(249)	(15)	(1,287)	16	(1,271)
Total production costs	(2,500)	(2,215)	(869)	(1,057)	41	(6,599)	357	(6,242)
Inventory change	107	(12)	(3)	97	-	189	(8)	182
Cost of sales	(2,393)	(2,226)	(872)	(959)	41	(6,409)	349	(6,060)
Adjusted gross profit (loss)	**387**	**781**	**(25)**	**771**	**41**	**1,955**	**(317)**	**1,638**
Unrealised non-hedge derivatives and other commodity contracts	410	34	1	138	-	583	-	583
Gross profit (loss)	**797**	**815**	**(24)**	**909**	**41**	**2,538**	**(317)**	**2,221**
Corporate and other income (costs)	(18)	(41)	-	(61)	(237)	(357)	-	(357)
Exploration	(2)	(31)	(58)	(110)	(86)	(287)	9	(277)
Intercompany transactions	-	(32)	(5)	(2)	38	-	-	-
Operating special items	(64)	(115)	-	5	1	(174)	-	(174)
Operating profit (loss)	**713**	**596**	**(87)**	**740**	**(242)**	**1,720**	**(307)**	**1,413**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(21)	(1)	3	201	181	1	182
Exchange gain	-	9	-	3	32	44	(6)	38
Share of equity accounted investments (loss) profit	-	-	-	-	(26)	(26)	190	163
Profit (loss) before taxation	711	584	(87)	746	(35)	1,918	(123)	1,796
Taxation	(133)	(265)	(4)	(281)	1	(680)	123	(558)
Profit (loss) for the period	**578**	**319**	**(91)**	**465**	**(34)**	**1,238**	**-**	**1,238**
Equity Shareholders	578	295	(91)	410	(43)	1,150	-	1,150
Non-controlling interests	-	24	-	55	9	88	-	88
Operating profit (loss)	713	596	(87)	740	(242)	1,720	(307)	1,413
Unrealised non-hedge derivatives and other commodity contracts	(410)	(34)	(1)	(138)	-	(583)	-	(583)
Intercompany transactions	-	32	5	2	(38)	-	-	-
Operating special items	31	65	-	(4)	(1)	92	-	92
Share of associates' EBIT	-	-	-	-	(5)	(5)	307	302
EBIT	**334**	**659**	**(83)**	**600**	**(287)**	**1,224**	**-**	**1,224**
Amortisation of assets	638	313	71	249	15	1,287	(16)	1,271
Share of associates' amortisation	-	-	-	-	-	-	16	16
EBITDA	**971**	**973**	**(11)**	**849**	**(271)**	**2,511**	**-**	**2,511**
Profit (loss) attributable to equity shareholders	578	295	(91)	410	(43)	1,150	-	1,150
Operating special items	31	65	-	(4)	(1)	92	-	92
Share of associates' operating special items	-	-	-	-	20	20	-	20
Taxation on items above	(5)	(16)	-	1	-	(21)	-	(21)
Headline earnings (loss)	**604**	**344**	**(90)**	**407**	**(24)**	**1,241**	**-**	**1,241**
Unrealised non-hedge derivatives and other commodity contracts	(410)	(34)	(1)	(138)	-	(583)	-	(583)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	160	-	-	-	-	160	-	160
Fair value adjustment on option component of convertible bond	-	-	-	-	(356)	(356)	-	(356)
Adjusted headline earnings (loss)	**354**	**310**	**(91)**	**269**	**(380)**	**463**	**-**	**463**
Ore reserve development capital	407	51	30	91	-	579	-	579
Stay-in-business capital	119	67	13	96	11	306	(5)	301
Project capital	85	85	23	205	-	398	(11)	387
Total capital expenditure	**610**	**204**	**65**	**393**	**11**	**1,283**	**(16)**	**1,267**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED JUNE 2009		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	336	-	-	-	336
Mined	- 000 tonnes	1,898	521	244	433	3,096
Milled / Treated	- 000 tonnes	1,779	546	172	416	2,912
Yield	- g/t	6.88	5.20	4.14	6.34	6.33
Gold produced	- kg	12,235	2,841	711	2,637	18,424
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,706	639	-	-	3,345
Yield	- g/t	0.51	0.45	-	-	0.49
Gold produced	- kg	1,366	287	-	-	1,653
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	11,846	3,335	-	15,181
Mined	- 000 tonnes	-	28,813	9,203	5,878	43,894
Treated	- 000 tonnes	-	5,419	805	263	6,487
Stripping ratio	- ratio	-	5.09	8.28	22.42	6.35
Yield	- g/t	-	1.57	2.75	6.53	1.92
Gold produced	- kg	-	8,497	2,217	1,715	12,430
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	652	-	13,837	14,489
Placed	- 000 tonnes	-	283	-	4,912	5,195
Stripping ratio	- ratio	-	1.40	-	1.69	1.67
Yield	- g/t	-	4.45	-	0.50	0.71
Gold placed	- kg	-	1,258	-	2,435	3,692
Gold produced	- kg	-	790	-	1,753	2,543
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	175	383	2,270	635	289
TOTAL						
Subsidiaries' gold produced	- kg	13,601	9,455	2,928	6,105	32,090
Joint ventures' gold produced	- kg	-	2,960	-	-	2,960
Attributable gold produced	- kg	13,601	12,415	2,928	6,105	35,050
Minority gold produced	- kg	-	439	-	749	1,188
Subsidiaries' gold sold	- kg	13,956	8,376	3,054	5,897	31,283
Joint ventures' gold sold	- kg	-	3,176	-	-	3,176
Attributable gold sold	- kg	13,956	11,552	3,054	5,897	34,459
Minority gold sold	- kg	-	274	-	684	958
Spot price	- R/kg	249,214	249,214	249,214	249,214	249,214
Price received	- R/kg sold	240,921	239,552	240,452	247,670	241,505
Total cash costs	- R/kg produced	118,315	154,345	138,549	90,488	127,956
Total production costs	- R/kg produced	157,604	182,802	165,872	125,214	161,909

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2009 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	3,362	2,835	734	1,588	-	8,519	(796)	7,723
Cash costs	(1,730)	(1,981)	(407)	(889)	64	(4,944)	376	(4,567)
By-products revenue	121	11	1	104	8	245	-	244
Total cash costs	(1,609)	(1,970)	(406)	(785)	71	(4,699)	376	(4,323)
Retrenchment costs	(21)	(21)	-	-	-	(42)	2	(40)
Rehabilitation and other non-cash costs	(8)	(13)	-	(13)	-	(33)	1	(32)
Amortisation of assets	(505)	(327)	(80)	(216)	(16)	(1,145)	46	(1,099)
Total production costs	(2,144)	(2,330)	(486)	(1,014)	55	(5,919)	424	(5,495)
Inventory change	(45)	152	(14)	171	-	264	18	282
Cost of sales	(2,188)	(2,178)	(500)	(843)	55	(5,655)	442	(5,212)
Adjusted gross profit	**1,174**	**657**	**234**	**745**	**54**	**2,864**	**(353)**	**2,511**
Unrealised non-hedge derivatives and other commodity contracts	677	278	(467)	53	-	540	-	540
Gross profit (loss)	**1,851**	**934**	**(233)**	**797**	**55**	**3,404**	**(353)**	**3,051**
Corporate and other income (costs)	(20)	(14)	(1)	(49)	(291)	(376)	-	(376)
Exploration	-	(15)	(53)	(124)	(62)	(255)	12	(243)
Intercompany transactions	-	(1,923)	(43)	(4)	1,969	-	-	-
Operating special items	(29)	1	836	8	(87)	729	10	739
Operating profit (loss)	**1,801**	**(1,016)**	**506**	**628**	**1,584**	**3,502**	**(331)**	**3,171**
Net finance (costs) income, unwinding of obligations and fair value adjustments	2	(14)	(4)	(14)	(324)	(353)	1	(353)
Exchange gain (loss)	-	506	-	(26)	(203)	277	8	285
Share of equity accounted investments (loss) profit	-	-	-	(23)	(14)	(37)	197	160
Profit (loss) before taxation	1,803	(524)	502	565	1,043	3,389	(125)	3,263
Taxation	(359)	(300)	(326)	58	(114)	(1,041)	125	(915)
Profit (loss) for the period	**1,445**	**(824)**	**175**	**623**	**929**	**2,348**	**-**	**2,348**
Equity Shareholders	1,445	(840)	175	560	964	2,304	-	2,304
Non-controlling interests	-	16	-	63	(35)	44	-	44
Operating profit (loss)	1,801	(1,016)	506	628	1,584	3,502	(331)	3,171
Unrealised non-hedge derivatives and other commodity contracts	(677)	(278)	467	(53)	-	(540)	-	(540)
Intercompany transactions	-	1,923	43	4	(1,969)	-	-	-
Operating special items	26	(1)	(836)	(6)	(28)	(846)	-	(846)
Share of associates' EBIT	-	-	-	(23)	(11)	(34)	331	297
EBIT	**1,150**	**627**	**180**	**551**	**(425)**	**2,082**	**-**	**2,082**
Amortisation of assets	505	327	80	216	16	1,145	(46)	1,099
Share of associates' amortisation	-	-	-	-	-	-	46	46
EBITDA	**1,655**	**955**	**260**	**767**	**(409)**	**3,228**	**-**	**3,228**
Profit (loss) attributable to equity shareholders	1,445	(840)	175	560	964	2,304	-	2,304
Operating special items	26	(1)	(836)	(6)	(28)	(846)	-	(846)
Share of associates' operating special items	-	-	-	-	3	3	-	3
Taxation on items above	(8)	-	200	(22)	-	169	-	169
Headline earnings (loss)	**1,462**	**(842)**	**(461)**	**533**	**939**	**1,631**	**-**	**1,631**
Unrealised non-hedge derivatives and other commodity contracts	(677)	(278)	467	(53)	-	(540)	-	(540)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	238	-	(140)	46	-	144	-	144
Fair value adjustment on option component of convertible bond	-	-	-	-	123	123	-	123
Adjusted headline earnings (loss)	**1,023**	**(1,119)**	**(134)**	**526**	**1,062**	**1,359**	**-**	**1,359**
Ore reserve development capital	509	54	55	97	-	714	-	714
Stay-in-business capital	119	194	39	130	17	499	(37)	462
Project capital	135	127	444	309	-	1,015	(1)	1,013
Total capital expenditure	**763**	**374**	**538**	**536**	**17**	**2,228**	**(38)**	**2,189**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS SIX MONTHS ENDED JUNE 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	633	-	-	-	633
Mined	- 000 tonnes	3,754	996	319	850	5,919
Milled / Treated	- 000 tonnes	3,486	948	230	909	5,572
Yield	- g/t	6.76	5.35	4.59	6.28	6.35
Gold produced	- kg	23,556	5,070	1,053	5,708	35,387
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	5,007	498	-	-	5,505
Yield	- g/t	0.46	0.76	-	-	0.49
Gold produced	- kg	2,311	376	-	-	2,687
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	24,899	2,494	-	27,392
Mined	- 000 tonnes	-	58,056	6,997	14,128	79,180
Treated	- 000 tonnes	-	10,619	1,573	535	12,727
Stripping ratio	- ratio	-	3.83	5.60	25.09	4.81
Yield	- g/t	-	1.55	3.30	5.88	1.95
Gold produced	- kg	-	16,433	5,191	3,142	24,765
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	2,068	-	31,149	33,218
Placed	- 000 tonnes	-	632	-	10,244	10,876
Stripping ratio	- ratio	-	6.13	-	2.03	2.14
Yield	- g/t	-	1.43	-	0.48	0.54
Gold placed	- kg	-	904	-	4,930	5,835
Gold produced	- kg	-	1,290	-	4,457	5,747
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	160	352	2,139	730	276
TOTAL						
Subsidiaries' gold produced	- kg	25,867	18,525	6,244	13,306	63,943
Joint ventures' gold produced	- kg	-	4,643	-	-	4,643
Attributable gold produced	- kg	25,867	23,168	6,244	13,306	68,586
Minority gold produced	- kg	-	771	-	1,432	2,202
Subsidiaries' gold sold	- kg	24,964	18,273	6,351	13,268	62,856
Joint ventures' gold sold	- kg	-	4,590	-	-	4,590
Attributable gold sold	- kg	24,964	22,863	6,351	13,268	67,446
Minority gold sold	- kg	-	766	-	1,427	2,193
Spot price	- R/kg	278,985	278,985	278,985	278,985	278,985
Price received	- R/kg sold	255,429	258,240	250,259	253,749	255,564
Total cash costs	- R/kg produced	142,702	160,963	238,588	100,500	149,397
Total production costs	- R/kg produced	192,261	192,105	257,682	133,761	187,065

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS SIX MONTHS ENDED JUNE 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted	Total group
Gold income received [1]	6,377	6,117	1,589	3,713	-	17,796	(1,276)	16,520
Cash costs	(3,809)	(3,856)	(1,493)	(1,857)	153	(10,861)	684	(10,177)
By-products revenue	117	16	3	247	9	392	(3)	390
Total cash costs	(3,691)	(3,840)	(1,490)	(1,610)	162	(10,469)	682	(9,787)
Retrenchment costs	(69)	(1)	-	(9)	-	(79)	1	(78)
Rehabilitation and other non-cash costs	(21)	(99)	-	-	-	(120)	(2)	(122)
Amortisation of assets	(1,192)	(634)	(119)	(503)	(32)	(2,480)	32	(2,448)
Total production costs	(4,973)	(4,573)	(1,609)	(2,121)	129	(13,148)	713	(12,435)
Inventory change	152	5	(4)	129	-	282	(7)	275
Cost of sales	(4,822)	(4,568)	(1,613)	(1,992)	129	(12,866)	706	(12,159)
Adjusted gross profit (loss)	**1,555**	**1,549**	**(24)**	**1,721**	**129**	**4,930**	**(570)**	**4,360**
Unrealised non-hedge derivatives and other commodity contracts	(772)	(1,167)	76	(376)	-	(2,239)	-	(2,239)
Gross profit	**783**	**382**	**53**	**1,345**	**129**	**2,692**	**(570)**	**2,122**
Corporate and other income (costs)	(32)	(10)	(6)	(85)	(632)	(764)	(1)	(765)
Exploration	(3)	(53)	(136)	(281)	(204)	(678)	10	(668)
Intercompany transactions	-	(68)	(7)	(5)	80	-	-	-
Operating special items	(125)	(165)	46	(3)	(15)	(263)	-	(262)
Operating profit (loss)	**623**	**85**	**(50)**	**971**	**(641)**	**987**	**(561)**	**427**
Net finance (costs) income, unwinding of obligations and fair value adjustments	-	(25)	1	9	69	54	4	58
Exchange (loss) gain	-	(18)	-	(15)	89	56	(20)	36
Share of equity accounted investments (loss) profit	-	-	-	-	(73)	(73)	326	253
Profit (loss) before taxation	623	42	(49)	965	(557)	1,025	(251)	774
Taxation	(95)	(599)	9	(499)	110	(1,073)	251	(822)
Profit (loss) for the period	**529**	**(556)**	**(41)**	**467**	**(447)**	**(48)**	**-**	**(48)**
Equity Shareholders	529	(604)	(41)	383	(478)	(210)	-	(210)
Non-controlling interests	-	47	-	84	31	162	-	162
Operating profit (loss)	623	85	(50)	971	(641)	987	(561)	427
Unrealised non-hedge derivatives and other commodity contracts	772	1,167	(76)	376	-	2,239	-	2,239
Intercompany transactions	-	68	7	5	(80)	-	-	-
Operating special items	93	68	(46)	3	15	133	-	133
Share of associates' EBIT	-	-	-	-	(38)	(38)	561	523
EBIT	**1,488**	**1,389**	**(166)**	**1,355**	**(745)**	**3,321**	**-**	**3,321**
Amortisation of assets	1,192	634	119	503	32	2,480	(32)	2,448
Share of associates' amortisation	-	-	-	-	-	-	32	32
EBITDA	**2,680**	**2,022**	**(46)**	**1,858**	**(712)**	**5,801**	**-**	**5,801**
Profit (loss) attributable to equity shareholders	529	(604)	(41)	383	(478)	(210)	-	(210)
Operating special items	93	68	(46)	3	15	133	-	133
Share of associates' operating special items	-	-	-	-	34	34	-	35
Taxation on items above	(12)	(22)	2	-	-	(32)	-	(32)
Headline earnings (loss)	**609**	**(558)**	**(84)**	**386**	**(428)**	**(74)**	**-**	**(74)**
Unrealised non-hedge derivatives and other commodity contracts	772	1,167	(76)	376	-	2,239	-	2,239
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(260)	-	23	-	-	(237)	-	(237)
Fair value adjustment on option component of convertible bond	-	-	-	-	(485)	(485)	-	(485)
Adjusted headline earnings (loss)	**1,122**	**609**	**(137)**	**761**	**(913)**	**1,442**	**-**	**1,442**
Ore reserve development capital	874	130	66	176	-	1,246	-	1,246
Stay-in-business capital	331	213	38	257	19	858	(12)	845
Project capital	151	238	42	451	-	882	(106)	776
Total capital expenditure	**1,356**	**581**	**146**	**884**	**19**	**2,986**	**(118)**	**2,867**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS SIX MONTHS ENDED JUNE 2009		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	692	-	-	-	692
Mined	- 000 tonnes	3,874	1,014	387	842	6,117
Milled / Treated	- 000 tonnes	3,630	1,108	389	818	5,945
Yield	- g/t	6.93	4.82	4.60	6.11	6.27
Gold produced	- kg	25,156	5,343	1,788	4,994	37,281
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	5,232	1,376	-	-	6,608
Yield	- g/t	0.54	0.47	-	-	0.53
Gold produced	- kg	2,830	648	-	-	3,477
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	23,975	7,151	-	31,127
Mined	- 000 tonnes	-	58,259	19,716	11,271	89,246
Treated	- 000 tonnes	-	10,231	1,511	482	12,224
Stripping ratio	- ratio	-	4.53	8.92	22.23	5.86
Yield	- g/t	-	1.61	2.77	6.68	1.95
Gold produced	- kg	-	16,433	4,181	3,223	23,836
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,591	-	26,780	28,371
Placed	- 000 tonnes	-	554	-	10,246	10,800
Stripping ratio	- ratio	-	2.09	-	1.57	1.59
Yield	- g/t	-	3.61	-	0.48	0.64
Gold placed	- kg	-	1,997	-	4,915	6,912
Gold produced	- kg	-	1,211	-	3,551	4,762
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	180	372	2,287	626	288
TOTAL						
Subsidiaries' gold produced	- kg	27,986	17,910	5,969	11,768	63,633
Joint ventures' gold produced	- kg	-	5,723	-	-	5,723
Attributable gold produced	- kg	27,986	23,633	5,969	11,768	69,356
Minority gold produced	- kg	-	880	-	1,197	2,077
Subsidiaries' gold sold	- kg	27,098	16,755	6,000	11,371	61,224
Joint ventures' gold sold	- kg	-	5,819	-	-	5,819
Attributable gold sold	- kg	27,098	22,574	6,000	11,371	67,043
Minority gold sold	- kg	-	688	-	1,195	1,883
Spot price	- R/kg	270,035	270,035	270,035	270,035	270,035
Price received	- R/kg sold	257,249	255,561	255,395	259,781	256,862
Total cash costs	- R/kg produced	113,572	169,317	164,354	100,249	134,681
Total production costs	- R/kg produced	154,125	200,052	200,048	137,697	171,229

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS SIX MONTHS ENDED JUNE 2009 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted	Total group
Gold income received [1]	6,971	5,958	1,532	3,195	-	17,656	(1,548)	16,108
Cash costs	(3,409)	(4,140)	(983)	(1,852)	161	(10,223)	724	(9,499)
By-products revenue	230	16	2	194	12	455	(2)	452
Total cash costs	(3,178)	(4,124)	(981)	(1,657)	173	(9,768)	722	(9,046)
Retrenchment costs	(34)	(22)	-	-	-	(56)	2	(55)
Rehabilitation and other non-cash costs	(15)	(31)	(36)	(13)	-	(95)	5	(91)
Amortisation of assets	(1,086)	(688)	(177)	(476)	(31)	(2,458)	92	(2,366)
Total production costs	(4,313)	(4,865)	(1,194)	(2,146)	141	(12,378)	820	(11,558)
Inventory change	137	183	(8)	403	-	715	10	725
Cost of sales	(4,176)	(4,682)	(1,202)	(1,744)	141	(11,663)	830	(10,833)
Adjusted gross profit	**2,795**	**1,275**	**330**	**1,451**	**142**	**5,993**	**(718)**	**5,275**
Unrealised non-hedge derivatives and other commodity contracts	175	(470)	(522)	(305)	-	(1,122)	-	(1,122)
Gross profit (loss)	**2,970**	**805**	**(192)**	**1,147**	**141**	**4,871**	**(718)**	**4,153**
Corporate and other income (costs)	(44)	(53)	(1)	(105)	(603)	(805)	-	(805)
Exploration	-	(57)	(108)	(222)	(91)	(478)	14	(465)
Intercompany transactions	-	(1,972)	(87)	(8)	2,067	-	-	-
Operating special items	(96)	3	836	13	(87)	669	10	679
Operating profit (loss)	**2,830**	**(1,274)**	**448**	**825**	**1,427**	**4,256**	**(694)**	**3,562**
Net finance income (costs), unwinding of obligations and fair value adjustments	10	(29)	(5)	(30)	(455)	(509)	2	(507)
Exchange gain (loss)	-	511	-	(14)	(207)	290	11	301
Share of equity accounted investments (loss) profit	-	-	-	(23)	(25)	(48)	431	383
Profit (loss) before taxation	2,840	(792)	443	759	740	3,990	(251)	3,739
Taxation	(596)	(521)	(280)	(70)	(83)	(1,550)	251	(1,299)
Profit (loss) for the period	**2,243**	**(1,313)**	**163**	**689**	**657**	**2,440**	**-**	**2,440**
Equity Shareholders	2,243	(1,362)	163	595	666	2,305	-	2,305
Non-controlling interests	-	49	-	94	(8)	135	-	135
Operating profit (loss)	2,830	(1,274)	448	825	1,427	4,256	(694)	3,562
Unrealised non-hedge derivatives and other commodity contracts	(175)	470	522	305	-	1,122	-	1,122
Intercompany transactions	-	1,972	87	8	(2,067)	-	-	-
Operating special items	30	(3)	(836)	(14)	(28)	(851)	-	(851)
Share of associates' EBIT	-	-	-	(23)	(19)	(42)	694	652
EBIT	**2,685**	**1,165**	**221**	**1,101**	**(687)**	**4,485**	**-**	**4,485**
Amortisation of assets	1,086	688	177	476	31	2,458	(92)	2,366
Share of associates' amortisation	-	-	-	-	-	-	92	92
EBITDA	**3,770**	**1,853**	**398**	**1,577**	**(656)**	**6,943**	**-**	**6,943**
Profit (loss) attributable to equity shareholders	2,243	(1,362)	163	595	666	2,305	-	2,305
Operating special items	30	(3)	(836)	(14)	(28)	(851)	-	(851)
Share of associates' operating special items	-	-	-	-	5	5	-	5
Taxation on items above	(7)	-	200	(20)	-	172	-	172
Headline earnings (loss)	**2,267**	**(1,365)**	**(473)**	**561**	**642**	**1,631**	**-**	**1,631**
Unrealised non-hedge derivatives and other commodity contracts	(175)	470	522	305	-	1,122	-	1,122
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	71	-	(157)	50	-	(36)	-	(36)
Fair value adjustment on option component of convertible bond	-	-	-	-	123	123	-	123
Adjusted headline earnings (loss)	**2,162**	**(895)**	**(108)**	**915**	**766**	**2,840**	**-**	**2,840**
Ore reserve development capital	980	178	97	160	-	1,415	-	1,415
Stay-in-business capital	192	325	47	240	24	827	(29)	798
Project capital	260	271	1,335	500	-	2,367	(3)	2,364
Total capital expenditure	**1,432**	**774**	**1,478**	**900**	**24**	**4,608**	**(32)**	**4,576**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc

Offices

Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors

Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial
Officer)

Non-Executive
T T Mboweni [†] (Chairman)
Dr T J Motlatsi [†] (Deputy Chairman)
F B Arisman [#]
W A Nairn [†]
Prof L W Nkuhlu [†]
F Ohene-Kena [+]
S M Pityana [†]

*	British	[#]	American
~	Australian	[†]	South African
+	Ghanaian		

Officers
Company Secretary: Ms L Eatwell

Investor Relations Contacts
South Africa
Sicelo Ntuli
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 303 229664
Fax: +233 303 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 12, 2010

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary